                                                Filed Pursuant to Rule 424(B)(1)
                                                Registration No. 333-92325

                                2,000,000 Shares

                               [LOGO OF INFORTE]

                                  Common Stock

                                ---------------

   This is an initial public offering of shares of common stock of Inforte Corp. All of the 2,000,000 shares of common stock are being sold by Inforte.

   Prior to this offering, there has been no public market for the common stock. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "INFT."

   See "Risk Factors" on page 6 to read about factors you should consider before buying shares of the common stock.

                                ---------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                          Per Share    Total
                                                          --------- -----------
Initial public offering price............................  $32.00   $64,000,000
Underwriting discount....................................  $ 2.24   $ 4,480,000
Proceeds, before expenses, to Inforte....................  $29.76   $59,520,000

   To the extent that the underwriters sell more than 2,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 300,000 shares from Inforte at the initial public offering price less the underwriting discount.

                                ---------------

   The underwriters expect to deliver the shares in New York, New York on February 24, 2000.

Goldman, Sachs & Co.
                        Salomon Smith Barney
                                                 William Blair & Company

                                ---------------

                      Prospectus dated February 17, 2000.

                                                      customer experience design

                           supply-demand integration

                                                               velocity to value



INFORTE E BUSINESS INTEGRATION

                               PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information about our company and the common stock being sold in this offering and financial statements and the notes to those statements included elsewhere in this prospectus.

                                  Our Company

    Inforte is an eBusiness integrator, providing technology consulting and systems integration services that enable our clients to use Internet technology to improve their businesses. Our services help our clients improve both their competitive positions and operational efficiencies. Our eBusiness experience allows us to deliver Internet solutions to our clients that integrate all aspects of a client's business from internal processes to external business relationships. Instead of a solution that only uses the Internet for one specific purpose, we focus on creating and deploying solutions that use the Internet to connect every aspect of a client's business.

    We believe that we are one of the few professional services firms that possess all the skills and methodologies necessary to offer successful eBusiness solutions. These skills include the ability to:

     . develop a strategy for a client's use of the latest Internet technology;

     . integrate these technologies into the software systems that support internal operations and customer and supplier relationships;

     . develop websites that attract and keep customers; and

     . implement the technology required to support these solutions rapidly and cost effectively.

    In order to implement the skills described above, we have developed methodologies such as our project delivery methodology for planning, delivering and monitoring projects, which we call Velocity to Value (V2V). We believe V2V allows us to deliver projects with consistently high quality, on time, and within budget. In addition, we believe that our solutions are successful because they are developed in collaboration with our clients. We include our clients in every aspect of the project, from design to implementation. This helps to ensure that our projects meet client expectations, our solutions are correctly implemented, and our clients are capable of using and maintaining the resulting system.

    We believe that our approach to eBusiness and our technological skills have enabled us to achieve:

     . a high level of client satisfaction, with 100% of our clients willing to give us positive references;

     . industry-leading employee retention levels;

     . industry-leading ratios of project costs to revenues; and

     . a doubling of revenues every year without any acquisitions, reaching
       $30.1 million for the year ended December 31, 1999.

    We perform project-based services primarily for established companies and an increasing number of newer, Internet-based enterprises. Our representative clients in the most recent quarter included Alcatel, Citibank, Exp@nets, Fujitsu, Gloss.com, Intuit, Monsanto, Primedia, R.R. Donnelley, Sun Microsystems and Zurich American Insurance, each of which has accounted for at least $200,000 of our revenues since becoming a client.

                             Our Market Opportunity

    Today's Internet technologies allow organizations to improve their operations and competitive positions with eBusiness solutions that link every part of their business together with their customers and suppliers. As a result, we believe that Internet strategies rank among the highest corporate priorities.

    While companies are eager to adopt Internet strategies, the analysis, design, and implementation of an advanced Internet solution requires special skills and expertise that few businesses possess. Given the shortage of qualified personnel, it is also inefficient and difficult for companies to hire, train, and retain these professionals. Therefore, an increasing number of businesses engage Internet professional services firms to help them design and implement effective solutions. Accordingly, the worldwide market for Internet professional services is projected to grow dramatically. A recent IDC study estimates that the worldwide market for Internet services will grow from $7.8 billion in 1998 to $78.6 billion in 2003.

                                  Our Strategy

    Our strategy is to continue to capitalize on eBusiness opportunities by expanding our relationships with existing customers and by developing new business opportunities with established companies and newer, Internet-based businesses. To accomplish these goals, as well as differentiate us from our competitors, we will strive to continue to:

 .   maintain our advanced solution focus, which will allow us to consistently use leading-edge technologies such as Internet technology and other emerging technologies;

 .   maintain client satisfaction on a level at which 100% of our clients would provide us with positive references;

 .   attract high quality personnel who possess the strong technical skills necessary to design and implement our eBusiness solutions; and

 .   focus on our superior project delivery to clients and our superior internal operations management, which will improve our ability to obtain new business from new and existing clients as well as effectively manage our growth.

                                  Our Offices

    We were originally incorporated in Illinois in 1993 as InfoEdge Inc., and changed our name to Inforte Corp. in 1997. In 1999, we reincorporated in Delaware. Our executive offices are located at 150 N. Michigan Avenue, Suite 3400, Chicago, Illinois 60601 and our telephone number is (312) 540-0900. Our web site is located at http://www.inforte.com. The information on our web site is not a part of this prospectus.

                                ----------------

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

    We have obtained a federal registration of the service mark "Inforte." We have applied for federal registration of the service marks "Velocity to Value" and "V2V." Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

                                  The Offering

    The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in this offering. See "Underwriting."

   Shares offered by Inforte............... 2,000,000 shares
   Shares outstanding after this offering.. 11,721,154 shares(1)
   Nasdaq National Market symbol........... "INFT"
   Use of proceeds......................... For general corporate purposes, principally working capital and
                                            capital expenditures.

--------
(1) Based on shares outstanding as of December 31, 1999. Excludes 1,929,046 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $2.76 per share.

                         Summary Financial Information
                     (in thousands, except per share data)

                                             Year Ended December 31,
                                    ------------------------------------------
                                       1995      1996   1997    1998    1999
                                    ----------- ------ ------  ------- -------
                                    (unaudited)
Statement of Operations Data:
Revenues...........................   $  773    $1,999 $5,056  $13,447 $30,088
Operating income (loss)............       73       296   (140)   1,293   3,689
Pro forma net income (loss)
 (unaudited)(1)....................   $   44    $  173 $ (111) $   777 $ 2,294
Pro forma diluted earnings (loss)
 per share (unaudited)(1)..........   $ 0.01    $ 0.02 $(0.02) $  0.08 $  0.21
Weighted average common shares
 outstanding--diluted..............    6,950     9,108  5,264   10,143  10,787

                                                            December 31, 1999
                                                          ----------------------
                                                          Actual  As Adjusted(2)
                                                          ------- --------------
Balance Sheet Data:
Cash and cash equivalents................................ $ 3,792    $61,893
Working capital..........................................     793     58,894
Total assets.............................................  12,957     71,058
Long-term debt, net of current portion...................     --         --
Stockholders' equity.....................................   2,301     60,402

--------
(1) During the four years ended December 31, 1998, we operated as a sub-chapter S corporation under the Internal Revenue Code and in some of the states in which we did business. As a result, our taxable earnings or loss flowed through to our stockholders. The pro forma net income (loss) data assumes that we were subject to income tax had we always operated as a C corporation. In 1999, we were a C corporation; however, the conversion from a sub-chapter S corporation to a C corporation resulted in a tax benefit for accounting purposes due to the recording of deferred tax benefits, increasing our earnings per share. The pro forma earnings per share for the year ended December 31, 1999 reflects the earnings per share we would have reported without the one-time conversion to a C corporation.
(2) Gives effect to the sale of 2,000,000 shares of common stock offered by this prospectus at an offering price of $32.00 per share, after deducting the underwriting discount and estimated offering expenses, but assumes the underwriters do not exercise the option to purchase additional shares in this offering.

                                  RISK FACTORS

    You should carefully consider the following risks before making an investment decision. If any of the following risks occur, our business, results of operations, or financial condition could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

                            Risks Related to Inforte

If we fail to identify and successfully transition to the latest and most advanced solutions or keep up with an evolving industry, we will not compete successfully for clients and our profits may decrease.

    We focus on providing our clients solutions that employ the latest technologies. If we fail to identify the latest and most advanced solutions, or if we identify but fail to successfully transition our business to these advanced solutions, our reputation and our ability to compete for clients and the best employees could suffer. If we cannot compete successfully for clients, our revenues may decrease. Also, if our projects do not involve the latest and most advanced solutions, they would generate lower fees.

    Because our market changes rapidly, some of the most important challenges facing us are the need to:

  . effectively use advanced technologies;

  . continue to develop our strategic and technical expertise;

  . influence and respond to emerging industry standards and other technological changes;

  . enhance our current services; and

  . develop new services that meet changing customer needs.

    All of these challenges must be met in a timely and cost-effective manner. We cannot assure you that we will succeed in effectively meeting these challenges.

If we fail to satisfy our clients' expectations, our existing and continuing business could be adversely affected.

    Our sales and marketing strategy emphasizes our belief that any client we have ever worked for would give us a positive reference. Therefore, if we fail to satisfy the expectations of our clients, we could damage our reputation and our ability to retain existing clients and attract new clients. In addition, if we fail to perform our engagements, we could be liable to our clients for breach of contract. Although most of our contracts limit the amount of any damages to the fees we received, we could still incur substantial cost, negative publicity, and diversion of management resources to defend a claim, and as a result, our business results could suffer.

We may be unable to hire and retain employees who are highly skilled in Internet technology, which would impair our ability to perform client services.

    If we are unable to hire and retain highly-skilled individuals, our ability to retain existing business and compete for new business will be harmed. Due to the recent growth of the Internet, and in particular electronic commerce, individuals who are highly skilled in this industry are limited. Individuals who have the experience and expertise to perform the services we provide to our clients are even more limited. Consequently, competition for these individuals is intense. To attract these individuals, we invest a significant amount of time and money. As competition for these highly-skilled individuals further intensifies, we may need to increase compensation in order to attract and retain qualified employees.

    In addition, we expect that an important component of overall compensation for our employees will continue to be equity. It is possible that this component of our compensation package would be considered less attractive once we are a public company. In addition, if our stock price does not increase after this offering, it may be more difficult to retain employees who have been compensated with stock options.

If we fail to adequately manage our growth, our profitability may be reduced.

    If we cannot keep pace with our rapid growth, we will be unable to maintain high client satisfaction, reducing our profitability. Our business has grown dramatically over the past several years. For example, our revenue has increased from $5.1 million in 1997, to $13.4 million in 1998, to $30.1 million in 1999. We have also expanded our geographic scope to four locations in three states since our inception and expect to open additional offices. If our growth exceeds our expectations, our current managerial resources and infrastructure may be inadequate to handle our rapid growth. Also, our senior management team has limited collective experience managing a business the current size of Inforte or a public company.

If our marketing relationships with software vendors deteriorate, we would lose their client referrals.

    We currently have marketing relationships with software vendors, including Blue Martini, Concur, Genesys, i2, Microsoft, Siebel, and Vignette. Although we have historically received a large number of business leads from these software vendors to implement their products, they are not required to refer business to us and they may terminate these relationships at any time. If our relationships with these software vendors deteriorate, we may lose their client leads and our ability to develop new clients could be negatively impacted. Any decrease in our ability to obtain clients may cause a reduction in our revenues.

If we are unable to rapidly integrate third-party software, we may not deliver solutions to our clients on a timely basis, resulting in lost revenues and potential liability.

    In providing client services, we recommend that our clients use software applications from a variety of third-party vendors. If we are unable to implement and integrate this software in a fully functional manner for our clients, we may experience difficulties that could delay or prevent the successful development, introduction, or marketing of services. Software often contains errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential clients, our current and future solutions may contain serious defects due to third-party software or software we develop or customize for clients. Serious defects or errors could result in liability for damages, lost revenues, or a delay in implementation of our solutions.

Our revenues could be negatively affected by the loss of a large client or our failure to collect a large account receivable.

    At times, we derive a significant portion of our revenue from large projects for a limited number of varying clients. In 1998, our five largest clients accounted for 36% of revenue and our ten largest clients accounted for 56% of revenue. In 1999, our five largest clients accounted for 36% of revenue and our ten largest clients accounted for 55% of revenue. Although these large clients vary from time to time and our long-term revenues do not rely on any one client, our revenues could be negatively affected if we were to lose one of these clients or if we were to fail to collect a large account receivable.

    In addition, many of our contracts are short-term and provide that our clients can reduce or cancel our services without incurring any penalty. If our clients reduce or terminate our services, we would lose revenue and would have to reallocate our employees and our resources to other projects to attempt to minimize the effects of that reduction or termination. Accordingly, terminations, including any termination by a major client, could adversely impact our revenues.

If we estimate incorrectly the time required to complete our projects, we will lose money on fixed-price contracts.

    A majority of our contracts are fixed-price contracts, rather than contracts in which the client pays us on a time and materials basis. We must estimate the number of hours and the materials required before entering into a fixed-price contract. Our future success will depend on our ability to continue to set rates and fees accurately and to maintain targeted rates of employee utilization and project quality. If we fail to accurately estimate the time and the resources required for a project, any required increase in the time and resources to complete the project could cause our profits to decline.

Fluctuations in our quarterly revenues and operating results due to cyclical client demand may lead to reduced prices for our stock.

    Our quarterly revenues and operating results have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. Historically, we have experienced our greatest sequential growth during the first and second quarters. We typically experience significantly lower sequential growth in the third and fourth quarters. We attribute this to the budgeting cycles of our customers, most of whom have calendar-based fiscal years and as a result are more likely to incur the expense of our services during the first half of the year. Our headcount and spending budgets in the first half of the year reflect this increase in anticipated demand. If in any year, our sequential growth in the first half is less than we anticipate, our expenses would be disproportionately high relative to our revenues. Therefore, our profitability could be reduced and our stock price adversely affected.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention, and harm to our reputation.

    A portion of our business involves the development of software applications for specific client engagements. Although we believe that our services do not infringe on the intellectual property rights of others, we may be the subject of claims for infringement, which even if successfully defended could be costly and time-consuming. An infringement claim against us could materially and adversely affect us in that we may:

  . experience a diversion of our financial resources and the attention of management personnel;

  . incur damages and litigation costs, including attorneys' fees;

  . be enjoined from further use of the intellectual property;

  . be required to obtain a license to use the intellectual property, incurring licensing fees;

  . need to develop a non-infringing alternative, which could be costly and delay projects; and

  . have to indemnify clients with respect to losses incurred as a result of our infringement of the intellectual property.

Because we are newer and smaller than many of our competitors, we may not have the resources to effectively compete, causing our revenues to decline.

    Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition, and significantly greater financial, technical, marketing, and public relations resources than we do. We may be unable to compete with the full-service consulting companies entering the Internet professional services market, including the consulting divisions of the "Big Five" accounting firms, who are able to offer their clients a wider range of services. If our clients decide to take their Internet professional services projects to these companies, our revenues may decline. In addition, new Internet professional services companies may provide services similar to ours at a lower price, which could cause our revenues to decline.

                         Risks Related to Our Industry

If the rate of adoption of Internet-based solutions slows substantially, our revenues may decrease.

    We market our services primarily to firms that want to adopt Internet-based technologies to transform the way in which they do business. Our revenues could decrease if companies decide not to integrate Internet technology into their businesses due to governmental regulations, financial constraints, or other reasons.

    In addition, the IDC study which we refer to in "Prospectus Summary--Our Market Opportunity" on page 4 and "Business--Industry Background" on page 23 projects significant growth in our market. This study assumes that the worldwide market for electronic commerce services is being driven by the adoption of Internet technology by corporations and the number of Internet users online and that the United States represents the largest part of this projected growth. This study also assumes that there will be a shortage in personnel with adequate technical skills and an increase in the complexity of Internet projects, that Internet projects will become more strategic to businesses, and that Internet projects will become increasingly linked to internal operations. However, the growth in the United States market for electronic commerce services may be limited. IDC recognizes that this growth may be affected by an economic slowdown, an increase in the use of package software by corporations to permit them to develop more projects in-house, and the increased costs of using Internet professional services firms. Accordingly, there can be no assurance that the market for Internet professional services will be as large as market research firms predict.

        Risks Related to the Offering and Ownership of Our Common Stock

Our stock price could be extremely volatile, like many Internet-related stocks.

    Recently, the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. In addition, the market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are subject to wide variations. If our common stock trades to unsustainably high levels following this offering, it will likely thereafter experience material declines.

Volatility of our stock price could result in expensive class action litigation.

    If our common stock suffers from volatility like the securities of other technology companies, we could be subject to securities class action litigation similar to that which has been brought against companies following periods of volatility in the market price of their common stock. Litigation could result in substantial costs and could divert our resources and senior management's attention. This could harm our productivity and profitability.

Because we have no immediate plans for the proceeds of this offering nor do we require them for current operations, we will use them at our discretion in the future, without stockholder approval.

    We expect to use the proceeds of this offering for general corporate purposes. We have no specific plan for the use of the proceeds, nor can we tell you that you will agree with our use of the proceeds. Stockholders will not have the right to approve or disapprove of our use of proceeds. Pending their use, we intend to invest the net proceeds from this offering in short-term, investment grade securities or money market instruments.

Substantial amounts of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause our stock price to drop, even if our business is doing well.

    The federal securities laws impose restrictions on the ability of stockholders who acquired their shares before this offering to resell their shares if the resale has not been registered. Also, our directors, executive officers, stockholders, and major option holders have agreed not to sell their shares for a period of 180 days after the date of this prospectus. However, when restrictions on sales by insiders end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

    Upon completion of this offering, we will have outstanding 11,721,154 shares of common stock, based on shares outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 2,000,000 sold in this offering will be freely tradeable. Of the remaining 9,721,154 shares, approximately 9,676,250 will be subject to 180 day lock-up agreements. Upon expiration of these agreements, these shares will generally be freely tradeable, subject to meeting the holding period and other requirements of Rule 144 or Rule 701, exemptions permitting public resale of restricted securities. Following the completion of this offering, we intend to register up to 4,000,000 shares of common stock reserved for issuance under our stock option plans of which 84,490 options were exercisable as of December 31, 1999. We also intend to register up to 200,000 shares of common stock reserved for issuance under our employee stock purchase plan. Upon issuance of the shares under these plans, all of such shares may be immediately sold.

Our officers and directors will own 66.5% of our outstanding shares after this offering and will, as a group, be able to control a vote of stockholders.

    Immediately following this offering, assuming no exercise of the over-allotment option, the executive officers and directors set forth below, will own approximately 67.4% of the outstanding shares of our common stock and will own individually the percentage set forth opposite their names:

   . Philip S. Bligh   26.5%

   . Stephen C.P. Mack 26.5%

   . Ronald G. Meyer    7.7%

   . Nick Padgett       6.4%

    If the stockholders listed above act or vote together, they will have the ability to control the election of our directors and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets, even if the other stockholders perceive that these actions are not in their best interests.

The authorization of preferred stock, a staggered board of directors and supermajority voting requirements will make a takeover attempt more difficult, even if the takeover would be favorable for stockholders.

    Our certificate of incorporation and bylaws may have the effect of deterring, delaying or preventing a change in control of Inforte. For example, our charter documents provide for:

  . the ability of the board of directors to issue preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  . the inability of our stockholders to act by written consent or to call a special meeting;

  . advance notice provisions for stockholder proposals and nominations to the board of directors;

  . a staggered board of directors, with three-year terms, which will lengthen the time needed to gain control of the board of directors; and

  . supermajority voting requirements for stockholders to amend provisions of the charter documents described above.

    We are also subject to Delaware law. Section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with any significant stockholder for a period of three years from the date the person became a significant stockholder unless, for example, our board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder. Any of the above could have the effect of delaying or preventing changes in control that a stockholder may consider favorable.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Except for any historical information, this prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements may be located in the material set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as in the prospectus generally. Any statements contained in this prospectus that are not of historical fact, are intended to be, and are, "forward-looking statements," which involve known and unknown risks. We generally use the following terms and similar expressions to identify forward-looking statements: "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "potential," "should," "could," and "will." Our actual results could differ from those indicated by the forward-looking statements made in this prospectus. Accordingly, you should not place undue reliance on these forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or performance. Additionally, we do not assume responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

    Our primary purposes for this offering are to create a public market for our common stock, obtain additional capital, and facilitate future access to public capital markets. Since equity is an important component of our employee compensation, we believe that it is necessary to provide a public market for our stock in order to attract and retain qualified employees. In addition, we believe that becoming a public company may provide increased name recognition in our customer market.

    We estimate that the proceeds we receive after deducting underwriting discounts and estimated offering expenses from the sale of 2,000,000 shares of common stock will be approximately $58.1 million, given an initial offering price of $32.00. If the underwriters' over-allotment is exercised in full, we estimate our net proceeds will be approximately $67.0 million. We expect to use the net proceeds of the offering for general corporate purposes, principally for working capital and capital expenditures. Additionally, we may use an undetermined portion of the net proceeds to acquire or invest in complementary companies, if suitable opportunities arise and if the acquisition targets or investment opportunities are consistent with our vision of the future for our company and our culture. We have no current plans, agreements, or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, we intend to invest the net proceeds in short-term, investment grade securities or money market instruments. Management will have significant discretion as to the use of the net proceeds from this offering. For additional information on the risks involved in our use of proceeds see "Risk Factors--Because we have no immediate plans for the proceeds of this offering nor do we require them for current operations, we will use them at our discretion in the future, without stockholder approval" on page 10.

                                DIVIDEND POLICY

    We have not declared nor paid cash dividends on our common stock or any other securities other than sub-chapter S corporation distributions out of retained earnings accumulated during the four years ended December 31, 1998, when we were a sub-chapter S corporation. After this offering, we do not anticipate paying cash dividends in the foreseeable future and believe that we will retain all of our future earnings, if any, towards the expansion and operation of our business. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations, and other relevant factors.

                                 CAPITALIZATION

    The following table presents our capitalization as of December 31, 1999, on an actual basis and an as adjusted basis. The as adjusted information reflects the sale of 2,000,000 shares of common stock offered by this prospectus at an offering price of $32.00 per share, after deducting the underwriting discount and estimated offering expenses, and application of the estimated net proceeds of $58.1 million.

    The as adjusted basis presentation does not include 4,693,846 shares of common stock reserved for issuance under our option plans, of which 1,929,046 shares are subject to outstanding options as of December 31, 1999. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and accompanying notes included elsewhere in this prospectus.

                                                           December 31, 1999
                                                         ----------------------
                                                           Actual   As adjusted
                                                         ---------- -----------
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
   authorized; no shares issued and outstanding actual
   or as adjusted....................................... $      --  $       --
  Common stock, $.001 par value; 50,000,000 shares
   authorized; 9,721,154 shares issued and outstanding
   actual, and 11,721,154 shares issued and outstanding
   as adjusted..........................................      9,721      11,721
Additional paid-in-capital..............................    411,886  58,510,881
Retained earnings.......................................  1,879,057   1,879,057
                                                         ---------- -----------
    Total stockholders' equity..........................  2,300,664  60,401,659
                                                         ---------- -----------
      Total capitalization.............................. $2,300,664 $60,401,659
                                                         ========== ===========

                                    DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

    After giving effect to the sale of 2,000,000 shares of common stock, less underwriting discount and estimated offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been $60.4 million or $5.15 per share. This represents an immediate increase in the pro forma as adjusted net book value of $4.91 per share to existing stockholders and an immediate dilution of $26.85 per share to new investors. The following table illustrates this per share dilution:

   Initial public offering price per share........................       $32.00
     Net tangible book value per share at December 31, 1999....... $0.24
     Increase per share attributable to new investors.............  4.91
   Pro forma net tangible book value per share after this
    offering......................................................         5.15
                                                                         ------
   Dilution per share to new investors............................       $26.85
                                                                         ======

    The following table summarizes on a pro forma basis, as of December 31, 1999, the total number of shares of common stock purchased, the total consideration paid to us, and the average price per share paid by existing stockholders and purchasers of shares in this offering, based on an initial public offering price of $32.00 per share:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..   9,721,154   82.9% $   421,607    0.7%    $ 0.04
   New investors..........   2,000,000   17.1   64,000,000   99.3     $32.00
                            ----------  -----  -----------  -----
     Totals...............  11,721,154  100.0% $64,421,607  100.0%    $ 5.50
                            ==========  =====  ===========  =====

    You will experience additional dilution if any of our outstanding options are exercised. If all outstanding exercisable options were exercised immediately following completion of this offering, our pro forma net tangible book value as of December 31, 1999 would have been $60.5 million, or $5.13 per share. This would represent an immediate dilution of $26.87 per share to you. See "Management--Options" and "Management--Employee Benefit Plans" for information on the number of options authorized and issued.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998, and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements, which are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1996 and balance sheet data as of December 31, 1996 and 1997 are derived from our audited financial statements, which are not included in this prospectus. The statement of operations data for the year ended December 31, 1995 and the balance sheet data as of December 31, 1995 are derived from our unaudited financial statements, which are not included in this prospectus. Unaudited financial statements include, in our belief, all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of such data.

                                           Year Ended December 31,
                                  --------------------------------------------
                                     1995      1996    1997    1998     1999
                                     ----      ----    ----    ----     ----
                                  (unaudited)
                                    (in thousands, except per share data)
Statement of Operations Data:
Revenues.........................   $  773    $1,999  $5,056  $13,447  $30,088
Operating expenses:
 Project personnel and related
  expenses.......................      572     1,324   2,722    6,830   12,846
 Sales and marketing.............       31       174     829    1,467    4,949
 Recruiting, retention, and
  training.......................      --         51     694    1,165    2,987
 Management and administrative...       97       153     951    2,692    5,617
                                    ------    ------  ------  ------- --------
Total operating expenses.........      700     1,702   5,196   12,154   26,399
                                    ------    ------  ------  ------- --------
Operating income (loss)..........       73       297    (140)   1,293    3,689
Interest income (expense), net,
 and other.......................      --         (4)    (22)      23      147
                                    ------    ------  ------  ------- --------
Pretax income (loss).............       73       293    (162)   1,316    3,836
Pro forma income tax expense
 (benefit) (unaudited)(1)........       29       119     (51)     539    1,542
                                    ------    ------  ------  ------- --------
Pro forma net income (loss)
 (unaudited)(1)..................   $   44    $  174  $ (111) $   777 $  2,294
                                    ======    ======  ======  ======= ========
Pro forma earnings (loss) per
 share (unaudited)(1):
 Basic...........................   $ 0.01    $ 0.03  $(0.02) $  0.14 $   0.27
 Diluted.........................   $ 0.01    $ 0.02  $(0.02) $  0.08 $   0.21
Weighted average common shares
 outstanding:
 Basic...........................    6,950     6,096   5,264    5,517    8,636
 Diluted.........................    6,950     9,108   5,264   10,143   10,787

Balance Sheet Data (at period
 end):
Cash and cash equivalents........   $   --    $   11  $   66  $ 2,698 $  3,792
Working capital..................      120       356     155    1,006      793
Total assets.....................      248       529   1,168    5,581   12,957
Long-term debt, net of current
 portion.........................      --         62      24      --       --
Stockholders' equity.............      176       363     250    1,661    2,301

--------
(1) During the four years ended December 31, 1998, we operated as a sub-chapter S corporation under the Internal Revenue Code and in some of the states in which we did business. As a result, our taxable earnings or loss flowed through to our stockholders. The pro forma net income (loss) data assumes that we were subject to income tax had we always operated as a C corporation. In 1999, we were a C corporation; however, the conversion from a sub-chapter S corporation to a C corporation resulted in a tax benefit for accounting purposes due to the recording of deferred tax benefits, increasing our earnings per share. The pro forma earnings per share for the year ended December 31, 1999 reflects the earnings per share we would have reported without the one-time conversion to a C corporation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with "Selected Financial Data" and our financial statements, together with the notes to those statements, included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions such as statements of our plans, objectives, expectations, and intentions. Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events, particularly those identified in "Risk Factors."

Overview

    Inforte is an eBusiness integrator, providing technology consulting and systems integration services that enable our clients to capitalize on Internet technology to improve their businesses. We were founded in 1993 as InfoEdge Inc. and, in January 1997 we changed our name to Inforte Corp. To date, our revenue has at least doubled each year since 1993, and all of our growth has been internally generated, rather than through acquisitions. Since inception, Inforte has focused on providing clients advanced solutions that employ leading-edge technologies. Over time, the nature of Inforte's advanced solutions has shifted from client-server applications to Internet-based eBusiness applications. Currently, virtually all of Inforte's revenue results from projects which use Internet technology as part of the solution. We expect Internet-based solutions to comprise the vast majority of our revenue for the foreseeable future.

    In recent years, our revenue growth has resulted from both an increasing number of clients and an increasing amount of revenue from each client. For example, in 1997, 12 clients comprised 90% of our revenue, with each of these clients contributing $382,000 to revenue on average. For the year ended December 31, 1999, 29 clients accounted for 90% of our revenue, with each of these clients contributing $933,000 to revenue on average. The number of clients contributing $1 million or more of annual revenue has also increased from one in 1997, to three in 1998, and to eleven in 1999.

    The majority of our revenues are from professional services performed on a fixed-price basis; however, we also perform services on a time and materials basis. Typically, the first portion of an engagement involves a strategy project or a discovery phase lasting 30 to 60 days, which we perform on a fixed-price basis. This work enables us to determine with our clients the scope of successive phases for design and implementation, which generally last three to nine months, and to decide whether we will perform these additional phases for a fixed price or on a time and materials basis. Whether we use fixed pricing or time and material pricing depends upon our assessment of the project's risk, and how precisely our clients are able to define the scope of activities they wish us to perform. Fixed prices are based on estimates from senior personnel in our consulting organization who project the length of the engagement, the number of people required to complete the engagement, and the skill level and billing rates of those people. We then adjust the fixed price based on various qualitative risk factors such as the aggressiveness of the delivery deadline and the technical complexity of the solution.

    We ask clients to pay 25% of our fixed-price projects in advance to enable us to secure a project team in a timeframe that is responsive to the client's needs. We bill the remainder in advance of the work performed based upon a predetermined billing schedule over the course of the engagement. We normally will not agree to milestone-based billing schedules. We recognize revenues from fixed-price contracts on the percentage-of-completion method, based on the ratio of costs incurred to total estimated costs. Amounts billed before we perform services are classified as deferred revenue. We bill time and materials projects twice per month on the 15th and last day of each month. We recognize time and materials revenues as we perform the services. We do not include in our revenues the reimbursable expenses we charge to our clients, on either fixed-price or time and material projects.

    In 1997, we decided to increase spending to further accelerate revenue growth and we used our line of credit to fund these increased levels of spending, which resulted in a loss for the year. During 1997, relative to the prior year, we increased sales and marketing spending from $174,000 to $829,000, recruiting, retention, and training spending from $51,000 to $694,000, and management and administrative spending from $153,000 to $951,000. We believe this increased spending was partially responsible for our growth in revenue of 166% in 1998.

    Our revenues and earnings may fluctuate from quarter to quarter based on factors within and outside of our control. These include:

  . the variability in market demand for Internet professional services;

  . the length of the sales cycle associated with our service offerings;

  . the number, size, and scope of our projects;

  . the efficiency with which we deliver projects and use our people;

  . the compensation that we pay our people; and

  . our ability to keep discretionary expenses within budget.

  If revenues do not increase at a rate at least equal to increases in expenses, our results of operations could be materially and adversely affected.

Results of Operations

    The following table shows the percentage of revenues represented by items included in our statements of operations for the periods indicated:

                                                              Year Ended
                                                             December 31,
                                                           --------------------
                                                           1997    1998   1999
                                                           -----   -----  -----
Revenues.................................................. 100.0%  100.0% 100.0%
Operating expenses:
  Project personnel and related expenses..................  53.8    50.8   42.7
  Sales and marketing.....................................  16.4    10.9   16.4
  Recruiting, retention, and training.....................  13.8     8.7    9.9
  Management and administrative...........................  18.8    20.0   18.7
                                                           -----   -----  -----
Total operating expenses.................................. 102.8    90.4   87.7
                                                           -----   -----  -----
Operating income (loss)...................................  (2.8)    9.6   12.3
Interest income (expense), net and other..................  (0.4)    0.2    0.4
                                                           -----   -----  -----
Income (loss) before income taxes.........................  (3.2)    9.8   12.7
                                                           -----   -----  -----
Pro forma income tax expense (benefit) (unaudited)........  (1.0)    4.0    5.1
                                                           -----   -----  -----
Pro forma income (loss) (unaudited).......................  (2.2%)   5.8%   7.6%
                                                           =====   =====  =====

Years Ended December 31, 1998 and 1999

    Revenues. Revenues increased 124% to $30.1 million for the year ended December 31, 1999 from $13.4 million in 1998. This increase reflected the increasing size of our client engagements. For the year ended December 31, 1999, on an annualized basis, we had 29 clients accounting for 90% of our revenue, with each of these clients contributing $933,000 to revenue on average. This average revenue per client grew from $412,000 in 1998. The number of clients generating 90% of our revenue was also 29 in 1998. We did not have a client accounting for more than 10% of our revenue in either 1999 or 1998. Reflecting our revenue growth, we increased our number of employees to 257 at December 31, 1999 from 122 at December 31, 1998.

    Project personnel and related expenses. Project personnel and related expenses consist primarily of compensation and fringe benefits for our professional employees who deliver consulting services and non-reimbursable project costs. All labor costs for project personnel are included in project personnel and related expenses, with the exception of the time spent attending training classes. Internal projects or unassigned time between projects are not considered training costs, and thus appear in project personnel and related expenses. These expenses increased 88% to $12.8 million for the year ended December 31, 1999 from $6.8 million in 1998. The increase was due to the hiring of additional consulting professionals. We employed 196 consultants on December 31, 1999, up from 93 one year earlier. Project personnel and related expenses represented 42.7% of revenues for the year ended December 31, 1999, compared to 50.8% in 1998. The decrease as a percentage of revenues was due to rising revenue per consultant which increased to $210,000 for the year ended December 31, 1999 from $178,000 in 1998. Our utilization in 1999 was higher than our historical levels. We are actively managing to bring utilization levels down to our historical levels, and we expect that project personnel and related expenses will increase as a percentage of revenue going forward. We therefore do not expect revenue per consultant to increase at the same rate going forward as it has historically.

    Sales and marketing. Sales and marketing expenses consist primarily of compensation, benefits, and travel costs for employees in the market development, practice development, and client development groups and costs to execute marketing programs. Sales and marketing expenses increased 237% to $4.9 million for the year ended December 31, 1999 from $1.5 million in 1998. Of the dollar spending increase, approximately 70% was due to increased sales spending related to the growth in our salesforce, with the remainder due to increased marketing spending, including activities to reinforce the Inforte brand as an eBusiness integrator. Consequently, sales and marketing expenses as a percentage of revenues increased to 16.4% for the year ended December 31, 1999 from 10.9% in 1998.

    Recruiting, retention, and training. Recruiting, retention, and training expenses consist of compensation, benefits, and travel costs for personnel engaged in human resources; costs to recruit new employees; costs of human resources programs; and training costs, including travel and labor costs. These expenses increased by 156% to $3.0 million for the year ended December 31, 1999 from $1.2 million in 1998. Of the dollar spending increase, approximately 50% was due to increased recruiting spending related to the ongoing increase in our number of employees, with the remainder due to increased spending on human resources programs and training activities. Recruiting, retention, and training expenses as a percentage of revenues increased to 9.9% for the year ended December 31, 1999 from 8.7% in 1998. This increase occurred due to an increased rate of recruiting spending in 1999, relative to the prior year.

    Management and administrative. Management and administrative expenses consist primarily of compensation, benefits, and travel costs for management, finance, information technology, and facilities personnel, together with rent, telecommunications, audit, and legal costs, and depreciation and amortization of capitalized computers, purchased software, and property. These expenses increased 109% to $5.6 million for the year ended December 31, 1999 from $2.7 million in 1998. This increase occurred in all areas cited above due to the ongoing growth of our business. Management and administrative expenses as a percentage of revenues declined to 18.7% for the year ended December 31, 1999 from 20.0% in 1998, as we leveraged fixed costs over a greater revenue base.

Years Ended December 31, 1997 and 1998

    Revenues. Revenues increased 166% to $13.4 million for the year ended December 31, 1998 from $5.1 million in 1997. This increase reflected an increasing number of clients. In 1998, we had 29 clients accounting for 90% of our revenue up from 12 in 1997. Average revenue that each of these clients contributed was $412,000 in 1998, up from $382,000 in 1997. We did not have a client accounting for more than 10% of our revenue in 1998, while we had one 10% client in 1997. Reflecting our revenue growth, we increased our number of employees to 122 at December 31, 1998 from 63 at December 31, 1997.

    Project personnel and related expenses. Project personnel and related expenses increased 151% to $6.8 million in 1998 from $2.7 million in 1997. The increase was due to the hiring of additional consulting professionals. We employed 93 consultants on December 31, 1998, up from 48 one year earlier. Project personnel and related expenses represented 50.8% of revenues for 1998, compared to 53.8% for 1997. The decrease as a percentage of revenues was due to rising revenue per consultant, which increased to $178,000 in 1998 from $144,000 in 1997.

    Sales and marketing. Sales and marketing expenses increased 77% to $1.5 million for 1998 from $829,000 for 1997. The increase was due to an increase of the sales and marketing headcount to 11 on December 31, 1998 from 3 one year earlier and to general growth of the business. Sales and marketing expenses as a percentage of revenues decreased to 10.9% for 1998 from 16.4% for 1997, due to marketing spending growing at a slower rate than the rate of revenue growth.

    Recruiting, retention, and training. Recruiting, retention, and training expenses increased by 68% to $1.2 million for 1998 from $694,000 for 1997. This increase was due to increased hiring and general growth of the business. Recruiting, retention, and training expenses as a percentage of revenues decreased to 8.7% for 1998 from 13.8% for 1997, as a result of lowering the cost per hire by decreasing the use of professional search firms.

    Management and administrative. Management and administrative expenses increased 183% to $2.7 million for 1998 from $951,000 for 1997. The increase was due to increased headcount, increased facilities costs, and general growth of the business. Management and administrative expenses as a percentage of revenues increased to 20.0% for 1998 from 18.8% for 1997, as we ramped-up the management team and facilities costs at a pace faster than the rate of revenue growth.

Quarterly Results of Operations

    The following table summarizes our unaudited quarterly operating results for each of the eight quarters ended December 31, 1999. This information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. All necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the quarterly results. These unaudited quarterly results should be read in conjunction with our financial statements, together with the related notes, included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                    Three Months Ended
                         -------------------------------------------------------------------------
                         Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,
                           1998     1998     1998      1998     1999     1999     1999      1999
                         -------- -------- --------- -------- -------- -------- --------- --------
                                   (in thousands, except per share data and percentages)
Revenues................  $2,669   $3,491   $3,643    $3,644   $4,857   $7,118   $8,559    $9,554
Operating expenses:
 Project personnel and
  related expenses......   1,519    1,764    1,779     1,768    2,273    3,016    3,604     3,953
 Sales and marketing....     177      351      527       412      803    1,343    1,465     1,338
 Recruiting, retention,
  and training..........     238      340      289       298      433      599      937     1,018
 Management and
  administrative........     527      722      665       778      827    1,269    1,479     2,042
                          ------   ------   ------    ------   ------   ------   ------    ------
Total operating
 expenses...............   2,461    3,177    3,260     3,256    4,336    6,227    7,485     8,351
                          ------   ------   ------    ------   ------   ------   ------    ------
Operating income........     208      314      383       388      521      891    1,074     1,203
Interest income
 (expense), net and
 other..................      (5)     --        15        13       28       24       44        51
                          ------   ------   ------    ------   ------   ------   ------    ------
Income before income
 taxes..................     203      314      398       401      549      915    1,118     1,254
Pro forma income tax
 expense
 (unaudited)(1).........      84      129      162       164      219      366      447       510
                          ------   ------   ------    ------   ------   ------   ------    ------
Pro forma net income
 (unaudited)(1).........  $  119   $  185   $  236    $  237   $  330   $  549   $  671    $  744
                          ======   ======   ======    ======   ======   ======   ======    ======

Pro forma diluted
 earnings per share
 (unaudited)(1).........  $ 0.01   $ 0.02   $ 0.02    $ 0.02   $ 0.03   $ 0.05   $ 0.06    $ 0.07
Weighted average common
 shares outstanding--
 diluted................   9,366    9,716   10,416    10,379   10,523   10,571   10,831    11,001
As a percentage of
 revenues:
Revenues................   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%    100.0%
Operating expenses:
 Project personnel and
  related expenses......    56.9     50.5     48.8      48.5     46.8     42.4     42.1      41.4
 Sales and marketing....     6.6     10.1     14.5      11.3     16.6     18.9     17.2      14.0
 Recruiting, retention,
  and training..........     8.9      9.7      7.9       8.2      8.9      8.4     10.9      10.6
 Management and
  administrative........    19.8     20.7     18.3      21.4     17.0     17.8     17.3      21.4
                          ------   ------   ------    ------   ------   ------   ------    ------
Total operating
 expenses...............    92.2     91.0     89.5      89.4     89.3     87.5     87.5      87.4
                          ------   ------   ------    ------   ------   ------   ------    ------
Operating income........     7.8      9.0     10.5      10.6     10.7     12.5     12.5      12.6
Interest income
 (expense), net and
 other..................    (0.2)     --       0.4       0.4      0.6      0.4      0.6       0.5
                          ------   ------   ------    ------   ------   ------   ------    ------
Income before income
 taxes..................     7.6      9.0     10.9      11.0     11.3     12.9     13.1      13.1
Pro forma income tax
 expense................     3.1      3.7      4.4       4.5      4.5      5.2      5.3       5.3
                          ------   ------   ------    ------   ------   ------   ------    ------
Pro forma net income....     4.5%     5.3%     6.5%      6.5%     6.8%     7.7%     7.8%      7.8%
                          ======   ======   ======    ======   ======   ======   ======    ======


--------
(1) During the four quarters ended December 31, 1998, we operated as a sub-chapter S corporation under the Internal Revenue Code and in some of the states in which we did business. As a result, our taxable earnings or loss flowed through to our stockholders. The pro forma net income data assumes that we were subject to income tax had we always operated as a C corporation. In 1999, we were a C corporation; however, the conversion from a sub-chapter S corporation to a C corporation resulted in a tax benefit for accounting purposes due to the recording of deferred tax benefits, increasing our earnings per share in certain quarters. The pro forma earnings per share for the four quarters ended December 31, 1999 reflects the earnings per share we would have reported without the one-time conversion to a C corporation.

    Historically, we have experienced our greatest sequential growth during the first and second quarters. We typically experience significantly lower sequential growth in the third and fourth quarters. We attribute this to the budgeting cycles of our clients, most of whom have calendar-based fiscal years. Our headcount and spending budgets in the first half of the year reflect this anticipated increase in demand. If in any year our sequential growth in the first half is less than we anticipate, our results of operations could be materially and adversely affected.

Liquidity and Capital Resources

    Since our inception, we have funded our operations through internally generated funds and bank borrowings. Working capital is needed primarily to fund project personnel and related expenses. Generally, we ask our clients to pay 25% of our fixed fees in advance and we bill the remainder in advance of performing the work. As of December 31, 1999, our accounts receivable (less deferred revenue) equaled 14 days of sales outstanding; however, since December 31, 1997, days of sales outstanding have been as high as 41 days. We believe our current days of sales outstanding is unsustainably low, and we expect it will rise going forward. We do not, however, expect them to rise above normal industry levels of current days of sales outstanding and believe that we will have adequate cash flow to manage our accounts receivable in the ordinary course of business.

    At December 31, 1999, we had cash and cash equivalents of $3.8 million. This increased from $2.7 million at December 31, 1998, and $66,000 at December 31, 1997.

    We have a $2.5 million line of credit with Citibank, N.A. which bears interest at the prime rate, which was 8.5% at December 31, 1999. The line of credit is secured by substantially all our assets. No amounts were outstanding under the line of credit at December 31, 1998 or December 31, 1999.

    Net cash provided by operating activities for the year ended December 31, 1999 totaled $4.3 million compared to $3.7 million for the year ended December 31,1998.

    Net cash used in investing activities for the year ended December 31, 1999 totaled $1.4 million primarily for computers, purchased software, and property. Net cash used in investing activities for 1998 was $741,000 for computers, purchased software, and property. We expect our capital expenditure needs to continue to grow as our business grows.

    Net cash used in financing activities for the year ended December 31, 1999 totaled $2.0 million, used primarily for distributions to sub-chapter S corporation stockholders of $2.1 million to enable them to pay income taxes. Net cash used in financing activities for the year ended December 31, 1998 totaled $325,000, consisting primarily of principal payments of $300,000 on our line of credit.

    We believe that our current cash and cash equivalents, available borrowing under our line of credit, internally generated funds, and the proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for the foreseeable future.

Year 2000 Readiness

    Many currently installed computer systems and software products are designed to accept only two-digit entries to identify a year in the date code field. Consequently, after January 1, 2000, these systems could malfunction or fail because they may not be able to distinguish between twentieth century dates and twenty-first century dates. A failure of these systems to correctly recognize dates beyond January 1, 2000 would disrupt our operations and client operations. We may experience operational difficulties caused by undetected errors or defects in our internal systems. To date, we have not experienced Year 2000 disruptions and are not aware that our clients have experienced any material disruptions. We cannot guarantee, however, that a Year 2000 system failure will not occur or that a Year 2000 remediation plan that we implemented will not create a problem interacting with other software applications.

    To address these issues, we performed a Year 2000 assessment of our critical hardware and software systems, and made contingency plans, reviewing both our information technology systems and our non-information technology systems. The providers of these systems have either confirmed to us that these systems are Year 2000 compliant or have provided, or are expected to provide, the information necessary for us to implement upgrades to make them Year 2000 compliant. We have implemented upgrades and tested these systems as part of our Year 2000 efforts. We have completed all of our Year 2000 contingency plans. We believe the most reasonably likely worst case Year 2000 scenario is a temporary telecommunications failure which would impair communications among our offices. We believe that such a disruption would not have a material adverse effect on our operations. However, a prolonged telecommunications failure beyond our control could have a material adverse effect on our business, results of operations, and financial condition.

    Our standard client contract does not warrant Year 2000 compliance other than the warranties provided by vendors of the software used in our solutions. We have reviewed significant non-standard client contracts to determine our exposure for failure to provide Year 2000 compliant solutions. We believe these contracts do not present a material Year 2000 risk to us. Nevertheless, under either contractual arrangement, we may become involved in disputes regarding Year 2000 problems occurring in solutions we have developed or implemented or arising from the interactions of our solutions with other software applications.

                                    BUSINESS

Overview

    Inforte is an eBusiness integrator, providing technology consulting and systems integration services that enable our clients to use Internet technology to improve their businesses. eBusiness is the business-wide integration of systems that takes advantage of the latest electronic technology to improve a company's business model. As an eBusiness integrator, we focus on helping our clients build Internet solutions and integrate these online operations with their internal operations and the operations of suppliers and customers. We believe that our experience with all aspects of eBusiness enables us to enhance our clients' competitive positions and improve their operational efficiencies.

    Our client base consists primarily of large, established companies and includes an increasing number of newer, Internet-based enterprises. Representative clients in the past year included Alcatel, Citibank, CompUSA, Exp@nets, Fujitsu, Gloss.com, Intuit, Monsanto, Primedia, R.R. Donnelley, Sun Microsystems, Yahoo! and Zurich American Insurance. Our proprietary approach to planning and delivering projects, Velocity to Value, helps to ensure that we deliver projects on time and within budget. We believe that this approach, coupled with our knowledge of business strategy, operations and technology skills, has enabled us to achieve high levels of client satisfaction. When surveyed, each one of the over 120 clients served since our inception indicated that it would provide a positive reference.

    We have grown rapidly since our inception in September 1993. To date, our revenue has at least doubled each year, and all of our growth has been internally generated rather than through acquisitions. As of December 31, 1999, we employed 257 people in our offices in Chicago, Dallas, Los Angeles, and San Francisco. Reflecting the importance we place on employee motivation and ownership, each of our employees is a stock or option holder.

Industry Background

    Widespread acceptance of the Internet has created numerous opportunities for companies seeking growth and increased efficiencies in highly competitive and rapidly changing markets. We believe that many senior executives now rank the development and execution of an Internet strategy among their highest corporate priorities.

    When the Internet first emerged, companies used the Internet in ways they had previously used traditional print media, creating web sites to display information about their products and services. As more and more customers began to use the Internet, companies responded by making their web sites interactive, offering customers the ability to order a product or service via the Internet. As companies became convinced of the value of interacting with customers through the Internet, they extended similar functionality to suppliers.

    Today, companies recognize that the Internet enables powerful functionality, well beyond simple displays of information and order processing. As a result, a growing number of companies today seek more advanced Internet applications that are able to electronically link every part of their business together with their customers and suppliers. In addition, with competitors now only a click away, organizations are seeking to differentiate themselves by providing premier experiences for their customers with web sites that are easy to use and offer personalized service. These solutions also enable new enterprises to create new online business models which are primarily Internet-based, thereby avoiding the need to make substantial investments in bricks and mortar.

    Although companies are eager to capture the opportunities presented by the Internet, the analysis, design, and implementation of an effective Internet solution requires special skills and expertise which many companies do not possess. These special skills include the ability to

  . assess the strategic implications of the Internet for a business,

  . integrate new online business processes with existing capabilities for processing business transactions internally and with customers and suppliers,

  . develop creative initiatives for brand, content, and user experience, and

  .   implement the technology required to support these solutions.

    The availability of high quality professionals experienced in creating, implementing, and integrating advanced Internet solutions is highly limited, making the market extremely competitive for these individuals. It is often inefficient and difficult for companies seeking to implement their own advanced solutions to hire, train, and retain in-house personnel. As a result, an increasing number of businesses, from start-ups to established companies, engage professional services firms to help them design and implement these solutions. Accordingly, the market for eCommerce professional services is projected to grow dramatically. A recent IDC study estimates that the worldwide market for Internet services will grow from $7.8 billion in 1998 to $78.6 billion in 2003, representing a compound annual growth rate of nearly 60%.

The Inforte Solution

    We provide technology consulting and systems integration services that enable our clients to create and deploy eBusiness solutions. Key elements of the Inforte solution include:

    End-to-End eBusiness Integration. We focus on providing clients "end-to-end" eBusiness solutions."End-to-end" means that we provide a comprehensive integration of our solutions with the software systems that support internal operations, customer relationships, and supplier relationships. For example, an end-to-end solution could give customers online search, selection and payment capabilities, link customer order information directly to our client's production facility, and link the production facility with third-party suppliers. An end-to-end solution could also allow detailed customer profiling based on their past purchasing behavior, time and location visited on the web site, as well as their use of other communication channels such as mail and telephone. Our solutions encompass all aspects of eBusiness, including:

  . strategy--developing a business strategy that takes advantage of the latest technology;

  . customer experience management--creating a positive interactive online experience for customers along with the ability to manage all customer interactions;

  . business-to-consumer electronic commerce--enabling businesses to transact sales and services with consumers over the Internet;

  . business-to-business electronic commerce--allowing businesses to use the Internet to interact with suppliers of goods and services; and

  . internal operations management--facilitating interactions between a company and its employees through the use of the latest technology.

    Our solutions enable clients to use Internet technology to enhance their competitive positions and improve their operational efficiencies. We believe that we are one of the few professional services firms that possess all the skills necessary to offer end-to-end eBusiness solutions.

    Advanced Technological Skills. We identify and use the latest technology to design and build solutions for clients to interact with customers and suppliers and process business transactions effectively. We have extensive experience working with applications from leading software vendors, such as Concur, Microsoft, Siebel, and Vignette. We believe that our experience using these applications and deploying enterprise-wide systems gives our consultants functional skills and insights into a wide range of business processes. Additionally, many of these software vendors are also customers of ours, engaging us to deploy solutions in their internal environments and develop solutions that integrate their products with products of other software vendors.

    To continuously maintain the high level of advanced technological skills among our employees, we have a group of individuals whose sole purpose is to capture, organize, and disseminate our knowledge capital internally.

    Velocity to Value (V2V). Velocity to Value (V2V) is our methodology that helps us deliver our projects on time and within budget. Using V2V, we structure and price projects in multiple, shorter phases, as opposed to one long project, thereby delivering functionality to our clients more quickly. This allows our clients to more successfully compete given the accelerated business pace caused by the Internet. We believe that the success of our V2V approach is demonstrated by our high client satisfaction and our ratio of project costs to revenue, which is among the best in the industry.

    Collaborative Client Involvement. We believe our solutions are successful because they are developed in collaboration with our clients. Because the ultimate success of any project will depend upon the client's ability to effectively operate and support the related systems and technology on an on-going basis, our co-management approach is designed to include substantial client participation in all phases of the project. This allows the client to have a thorough understanding of what has been done, how it was completed, and why it was performed. We believe our co-management philosophy differs from that of many service providers, who limit the client's role in project delivery. Additionally, we encourage our clients to use our web sites eStrategy.com and inforte.com, which contain information and ideas to inspire our clients' thinking about new ways to use the Internet to enable eBusiness. We believe our collaborative knowledge transfer philosophy has contributed to consistently high project success rates and client satisfaction.

Inforte Strategy

    Our strategy is to continue to capitalize on eBusiness opportunities. We intend to expand our relationships with existing clients and to develop relationships with additional large, established companies and emerging Internet enterprises. The following are the key elements of our strategy:

    Maintain Advanced Solution Focus. We focus on providing clients advanced solutions. Advanced solutions are those solutions that combine the latest technology with innovative business approaches. Advanced solutions are constantly evolving as technology evolves. We attempt to continually update our offerings for clients by combining the latest technology with innovative business models. We believe that this focus has enabled us to establish Inforte today as a leading provider of solutions for eBusiness models. We will continue to seek to identify early technology trends and work closely with the providers of leading-edge technology so that we can offer our clients the most advanced solutions available. We expect this to enhance our ability to generate assignments from existing and new clients, to achieve high margins, to maintain our position of technological leadership, and to provide challenging assignments to our employees.

    Ensure Continued Client Satisfaction. We strive to ensure high client satisfaction. Since our inception, we have provided services to over 120 clients and based on our client surveys we believe that 100% of those would give us positive references. We believe that maintaining this standard is a distinct advantage when competing for new clients, gaining follow-on business from current clients, and attracting new employees. We will continue to survey clients each quarter to assess their satisfaction and to link management compensation to these results. Our quarterly surveys ask clients open-ended questions on measurements they consider important and ask them to numerically score us on these factors. For comparability purposes, our client surveys also request numerical scores on nine set factors, including expertise, project management skills, business understanding, price, and responsiveness.

    Continue to Attract High Quality Personnel. Our advanced solution focus requires that we retain highly motivated, intelligent people of exceptional quality. We believe the best way to continue to attract and retain highly qualified personnel is to provide an intellectually challenging environment, compensation equal to or better than our competitors, and a strong corporate culture. Additionally, we will continue to focus on our sophisticated recruiting, retention, and career development processes that have resulted in ratios for internal employee referrals, offers-to-acceptances, and voluntary turnover that we believe to be among the best in the industry.

    Continue Superior External and Internal Business Execution. We believe the most critical factor for successful operations and growth of a consulting business is consistently delivering high quality services on a timely basis and within budget. We will continue emphasizing and improving on our delivery expertise, including our V2V methodology, knowledge management, and other internal processes to compete effectively in the future. We will also continue to refine the systems and processes that comprise our internal infrastructure, which we consider to be advanced for a company of our size. These systems and processes include our:

  . 11-stage sales and marketing methodology which includes steps to identify and communicate with potential clients, understand client needs, manage proposals and negotiations, and track the results of those efforts;

  . staffing system which efficiently assigns employees to projects;

  . revenue forecast procedures;

  . project risk management;

  . formal measurement of client satisfaction;

  . recruiting, referral, and employee satisfaction programs;

  . web-based internal computer network, which is used to share proprietary knowledge internally;

  . regional office-opening process; and

  . management accountability for quantifiable operating measurements.

Inforte Services

    We work with our clients to determine how they can best design and implement eBusiness solutions to effectively capitalize on Internet technology. In most client engagements, our Strategic Services Group first develops an overall plan for using Internet technology to create new online business operations and to integrate the client's internal operations and external relationships with customers and suppliers. After defining this plan, our two other practice groups create, design, and implement solutions. Our Customer Experience Management Group focuses on processes and technologies that help our clients to effectively manage their customer relationships. Our Strategic Operations Management Group focuses on the integration and implementation of these systems with the client's existing infrastructure as well as managing its supplier relationships, internal processes and technologies. All three service groups often work together to provide effective eBusiness solutions for our clients.

    All of our projects are governed by V2V, our project-delivery methodology. We structure and price our projects in shorter, multiple phases, to ensure that each phase meets the client's business objectives. Strategic Services Group engagements typically last 30 to 60 days, depending on scope. Customer Experience Management and Strategic Operations Management projects generally last three to nine months, with significant functionality typically delivered every three months.

    Strategic Services Group

    Our Strategic Services Group applies its knowledge of business processes and technology to define the client's strategy for using Internet technology to improve its business. A team of experienced strategy consultants works closely with the client's senior executives to work through strategic scenarios, provide recommendations, and specify how to implement the agreed-upon approach.

    The strategy created by the Strategic Services Group defines the projects necessary to implement Internet-based solutions. Our Strategic Services Group also identifies significant changes needed in the client's structure, business processes, and external relationships with suppliers and partners and makes recommendations for implementing the changes while minimizing disruptions to the client's existing business.

    Customer Experience Management Group

    Our Customer Experience Management Group delivers solutions that not only enhance our clients' information about their customers, but also enrich and personalize the customers' online experience. Our project teams work closely with the client's senior sales, service, marketing, and technology executives to design new business processes, design technical systems, customize software applications from third-party vendors, and implement the solutions.

    Our Customer Experience Management Group delivers the following types of solutions:

  . business process design in the areas of electronic commerce, sales, service, and marketing;

  . web sites for selling to or servicing customers;

  . online communities so that customers with similar interests may interact with each other;

  . Internet-based processes and technologies facilitating brand-building, customer experience design, tailored marketing strategies, personalized interaction with customers, and the tracking of all customer interactions; and

  . Internet-based and other software platforms required to link all sales, service, and marketing channels to provide a comprehensive profile of all the ways a customer interacts with a business.

    Strategic Operations Management Group

    Our Strategic Operations Management Group focuses on projects aimed at helping our clients use Internet technology to improve internal communications and business processes and to provide closer external links to suppliers. This improves the coordination of customers ordering products online and suppliers fulfilling those orders.

    Our Strategic Operations Management practice area delivers the following types of Internet-based solutions for clients:

  . business process design along the supply chain, which includes purchasing, order fulfillment, logistics, transportation, and warehouse management;

  . employee self-service for goods and services, including corporate travel, benefits administration, time reporting, and expense management;

  . trading exchanges, often referred to as "hubs", that provide a central location for organizations to trade with each other, to quickly access information about logistics and delivery, and to automate inter-company transactions; and

  . linking of supplier operations to the sales and service operations of the business in real-time.

Velocity to Value (V2V) -- Inforte's Delivery Approach

    Velocity to Value is our proprietary methodology for planning and delivering projects. It is designed to ensure that we agree with our clients on the scope of the project and that we deliver our projects on time and within budget. V2V establishes a set of processes for project governance, risk management, and management oversight to accomplish these goals. These processes are designed to establish support for the project by client executives as well as to determine client expectations and goals and to monitor and resolve ongoing project issues. These processes include:

  . mandatory meetings of steering committees comprised of executive representatives from our company, our client, and participating software vendors;

  . weekly management meetings to assess and mitigate project risks;

  . quality assurance reviews; and

  . bi-monthly project efficiency reporting.

    Using V2V, we structure and price projects in multiple, shorter phases, as opposed to one long project, thereby enabling us to deliver functionality to our clients more quickly. We believe this approach lessens project risk for us and for the client, as there is quick validation of whether the project is meeting the client's objectives. As a result of these multiple, shorter phases, we have more opportunities to detect and correct any misalignment of client expectations, compared with a longer project where the misalignment may not be noticed until the end of the project.

    We believe that adherence to these processes has provided us with superior project management capabilities. We also believe that our high client satisfaction and our low ratio of project costs to revenue demonstrate our abilities to successfully structure and deliver fixed-fee projects on time and within budget.

    Our V2V methodology focuses on the following three phases:

    Discovery. During the discovery phase, a multi-disciplinary team, comprised of our employees, the client and its business partners, identifies the project's scope and business requirements. The business requirements encompass all aspects of the solution, including:

  . interactive marketing and branding;

  . customer experience design;

  . customer and supplier integration; and

  . technology and infrastructure needs.

    We begin the discovery process with the creation of what we call a success plan, which assesses the organization's goals, expectations, and preparedness for the project. Once the requirements and their corresponding benefits are clearly understood, we work with the client to build and assess solution alternatives that will be included in a conceptual design.

    Design. During the design phase, we convert success plans and conceptual designs into detailed specifications. We design and prototype the components of the solution which create interactive, more personalized website experiences for customers, and integrate customer transactions with other business applications, including production, customer service, accounting and other business functions. In conjunction with the creative aspects of the design, we define specifications of required data, business processes and software applications. We also prototype key technology decisions to ensure that the overall design will be stable and flexible enough to support the client's future business needs.

    Implementation. During the implementation phase we address all aspects of solution construction, implementation, and production roll-out. We encourage the use of pilot implementations and incremental functional releases, as it reduces misalignment of client expectations and delivers functionality to our clients more quickly. During this implementation phase we:

  . design creative content of the client's website;

  . configure and customize third-party software applications;

  . program and test customized software source code, including links with other customer and business partner systems;

  . develop test data;

  . roll-out and refine the marketing campaign based on the interactive, more personalized website experience that we develop for customers; and

  . train client and business partner personnel to use and manage the solution.

    Because our clients collaborate with us throughout our projects, they learn how to use and manage the solutions during the course of our engagement. As a result, we generally are able to effectively transition product support to the client within a month after completing the implementation phase.

Clients

    We focus on clients who want to improve their business by deploying comprehensive eBusiness solutions to integrate new online operations, existing internal operations, and their external relationships with customers and suppliers. We primarily target large, established companies and an increasing number of emerging, Internet enterprises. Since our inception, we have performed engagements for more than 120 clients.

    Representative clients during the past twelve months include:

    Alcatel                                     Intuit
    BAX Global                                  Monsanto
    Citibank                                    Primedia
    CompUSA                                     ProBusiness
    Credit Union National Association           Quaker Oats
     (CUNA) Mutual                              Republic Mortgage Insurance
    Cummins Engine                              Corp.
    Exp@nets                                    Rockwell
    Fluor                                       R.R. Donnelley
    Fujitsu                                     Scudder Kemper
    Gloss.com                                   Sun Microsystems
    Harris Bank                                 Yahoo!
                                                Zurich American Insurance

    The clients listed above together generated over two-thirds of our revenues for the most recent twelve months. The number of customers from whom we have generated $1 million or more of annual revenue has increased from one in 1997, to three in 1998, to eleven in 1999. In 1998 and 1999, we did not have any customers who accounted for more than 10% of revenue.

Client Case Studies

    The following case studies illustrate the way in which we help our clients design and implement end-to-end eBusiness solutions to enhance their competitive positions.

    BAX Global--Business-to-Business Trading Exchange Solution

    Client: BAX Global, a $1.8 billion global transportation and supply chain management company, offers multi-modal freight forwarding to business-to-business shippers worldwide.

    Strategic Imperative: In a competitive industry, BAX Global needs to maintain its strong position by continually adding flexible, value-added shipping services--and by using the Internet to facilitate location-independent, business-to-business electronic commerce. BAX Global wanted to develop a new offering for food service distributors wanting to quickly supply fresh seafood to their customers across the United States, which was difficult because of the highly perishable nature of seafood and its constant price volatility.

    Inforte Solution: We helped BAX Global create a business-to-business Internet trading exchange, BAXMart.com, that allows seafood suppliers and distributors to sell seafood in real-time, delivered nationwide within 24 hours. Following our Velocity to Value methodology, a multi-disciplinary project team, including client personnel and representatives from seafood suppliers and distributors, was able to deploy the first pilot within eight weeks of project initiation. The rapid implementation of this solution enabled BAX Global to build increased loyalty with its seafood distributors, to become the logistics company for a larger number of seafood distributors, and to gain differentiation from its competitors through this value-added service.

    The BAXMart.com Internet trading exchange operates as follows:

  . Fresh seafood suppliers display their daily inventories on the Internet, using information they receive from fishing boats at sea. As customers buy the seafood, BAXMart.com updates available inventories in real time. When a supplier makes a sale, an electronic message is sent directly from the supplier to the BAX Global shipping terminal, notifying it of the required delivery and facilitating prompt shipping.

  . Food distributors throughout the United States can place sales orders for seafood products from any location with Internet access. Since supplier inventories are managed in real-time, distributors can check for immediate availability and pricing, including sales tax and distribution costs to their own location. They can also tell BAX Global to deliver product orders to their normal distribution house or directly to the food service customer overnight, an innovative service for fresh seafood delivery.

    Gloss.com--Business-to-Consumer Electronic Commerce Solution

    Client: A new venture, Gloss.com is one of the first on-line beauty web sites founded by beauty industry insiders.

    Strategic Imperative: Gloss.com planned to establish itself in the online beauty market by providing customers with the best beauty information, products, and services through exclusive product offerings and an online beauty magazine. In addition to creative design, Gloss.com needed to successfully manage product distribution with a seamless order management, inventory, accounting, and customer information system.

    Inforte Solution: Gloss.com selected Inforte based on its knowledge of end-to-end eBusiness solutions and its record of delivering them within aggressive timeframes. We deployed the eCommerce business and technical components of the solution, integrating with software from Blue

Martini for merchandising and store management, PeopleSoft for order management and financials, and third-party systems for warehouse management. Our solution helped Gloss.com to accomplish the following:

  . seamless communication of order information between customer and warehouse, providing stock management, shipping data, real-time product availability information, and order status updates to customer service personnel;

  . processing of financial information through the system, to include: the transfer of credit card information directly to accounts receivable, the logging of accounting and billing data; and the tracking of sales figures by vendor and stock keeping units for efficient and timely inventory control; and

  . a personalized online buying experience, conveying a department store feel, with each brand retaining its own identity and "shelf space."

    A fourth quarter launch in 1999 was critical to the site's success due to the high volume of cosmetics and fragrances sold during the holiday season and due to Gloss.com's extensive advertising campaign, which was intended to drive traffic to the web site during this period. Using its Velocity to Value methodology, Inforte delivered the solution within an ambitious 13-week schedule, resulting in a successful launch of the web site.

    Intuit--Customer Experience Management Solution

    Client: Intuit is the leading provider of personal finance and small business software, selling products such as Quicken, QuickBooks, and Turbo Tax.

    Strategic Imperative: Intuit's vision is to leverage the market-leading position of its application software, by enhancing and adding online services to become the preferred partner to individuals and small businesses for financial services.

    Inforte Solution: We are helping Intuit enhance Quicken.com and QuickBooks.com to include online services such as payroll, to add the ability to tailor each customer's experience, and to offer greater levels of customer service.

    Intuit selected us based on our understanding of integrated customer management and business-to-business and business-to-consumer electronic commerce solutions. Our Strategic Services team worked with our Customer Experience Management experts to customize and deploy Intuit"s enterprise-wide applications to meet the following solution requirements:

  . Intuit needed enterprise-wide applications for sales, marketing, and service, together with an approach that makes all customer information available regardless of whether the customer contacts Intuit over the phone or on the web. We are working with Intuit to add customer self-service to Intuit's web properties, so that customers can access and modify their own information without assistance from a customer service representative. We also are working with Intuit to add call center support for customers needing further assistance.

  . Intuit needed a design that supported both business-to-business and business-to-consumer operations to handle both small business and individual customers. We are helping Intuit create highly personalized web interactions for each customer based on that customer"s information and their customer segment. Our solution will recognize the different support needs of each segment, while maximizing profitability to Intuit across each customer segment.

    We will implement phase one of the solution at year-end in time for the small business financial reporting season, with other functional components phasing in on a predetermined schedule in accordance with our V2V methodology. Our V2V project governance processes and phasing approach will allow Intuit to revamp its strategy and systems for customer management and web services in approximately four months.

    Primedia--Business-to-Business Electronic Commerce Solution

    Client: Primedia is a billion-dollar provider of specialized information for targeted audiences in the education, business and special interest consumer markets. One of its subsidiaries, Bacon's Information, provides a wide range of information and assistance for anyone needing to research, contact, or monitor the media.

    Strategic imperative: Bacon's distributed its traditional information offerings on CD-ROM, meaning that customers could not receive updated data until Bacon's shipped the next product release. Also, Bacon's clients could not add their own contact and media information to Bacon's data. Bacon's needed to migrate these products to the Internet, before new Internet-based competitors emerged.

    Inforte Solution: Bacon's selected us on the basis of our demonstrated experience with other information services clients, coupled with our eBusiness vision and deployment capabilities. We enabled Bacon's to make its products available to its customers through an extranet, allowing authorized customers to access information over a password-protected Internet site. The solution helped Bacon"s to accomplish the following:

  . Strengthen its competitive position through a product that offers immediate access to updated information and greater functionality, thereby creating a better customer experience and increasing loyalty.

  . Reduce distribution costs by making the product completely available over the Internet. In addition, the new offering reduces customer service costs since its browser-based solution does not include traditional installation processes and the associated technical support.

    Following the initial implementation, we were engaged by Bacon's on subsequent releases of these products.

Sales and Marketing

    We market our services with a team-selling approach that combines dedicated sales professionals from our practice development and client development groups with our senior delivery executives. We believe our team model is superior to a traditional professional services sales model where one individual must manage the sales process in addition to providing the services. Our practice development group focuses on selling to new customers, while our client development group focuses on maintaining and extending relationships with existing customers.

    We use a proprietary sales and marketing methodology, which we call SAMM, to capture detailed information on sales opportunities. SAMM is based on an enterprise relationship management system that we have heavily customized to track potential contracts at each of the 11 stages of our sales cycle. We project revenue based on a probability analysis of each sales opportunity, allowing us to manage continually our hiring needs and spending plans.

    Our market development efforts are designed to build Inforte's brand name and recognition in the marketplace. Our activities include seminars and briefings that target corporate executives, public speaking opportunities, attendance at industry conferences, regular meetings with market analysts, public relations programs, electronic brochures, and use of our web site properties, such as inforte.com and eStrategy.com.

    We complement our internal sales and marketing processes with selected formalized industry alliances. We receive leads from a number of leading software vendors with whom we have non-exclusive marketing relationships, including Blue Martini, Concur, Genesys, i2, Microsoft, Siebel, and Vignette. We continually search for new software vendors with whom we can share business leads, and expect to add new relationships from time to time, as well as work with other software vendors with whom we do not have a formalized relationship.

People & Culture

    We have grown from 26 people at the end of 1996, 63 people at the end of 1997, 122 people at the end of 1998, to 257 employees as of December 31, 1999. Of these, 196 were consultants, 18 were in sales and marketing, including 10 quota-based sales personnel, 12 were in human resources, and 31 were management or administrative personnel. None of our employees is represented by a labor union, and we believe our employee relations are excellent.

    We consider our culture to be rewarding and fun. We think our culture is a key reason we are able to attract high quality employees despite the tight labor market. We have sophisticated recruiting, retention, and career development processes that have resulted in ratios for internal employee referrals, offers-to-acceptances, and voluntary turnover that we believe are all among the best in the industry. All employees receive stock options when they join us, as we believe that equity ownership is an important component of employee motivation and compensation.

    Core Values. We have defined our core values to be:

  . Integrity. We must always make honorable decisions with regard to our clients and employees.

  . Meritocracy. Employees advance at our company based strictly on their own merit. We regularly provide verbal and written feedback and coaching on employee performance.

  . Growth. We believe a high-growth environment is more stimulating and results in more opportunity for our company and our employees. In addition to valuing business growth, we assist and encourage our employees to grow as their careers develop.

  . Focus. We focus on our strengths, and we stick to them. We therefore focus on accepting projects where we can deliver advanced solutions on time and within budget.

  . Customer service. Our success results from our clients, and we will do all that we can to serve them. We will measure client satisfaction and strive to continue to have 100% of our clients willing to give us a positive reference.

    We consider adherence to these principles to be critical to our long-term success. We reinforce these principles regularly in our recruiting process, training schools, company meetings, and internal communications.

    Recruiting. During 1999, 70% of our new hires came to us through referrals from our existing employees. We believe our strong culture results in our employees actively encouraging their friends and former co-workers to join us. We also believe that our strong referral program, which includes a referral bonus system, increases the quality of our recruiting while lowering recruiting costs. We supplement our employee referral program with Internet-based recruiting, direct sourcing, campus hiring, and the limited use of professional search firms.

    Retention. We believe that our voluntary turnover rate is among the best in the industry, at less than one-half of the industry average. We believe our work environment promotes the retention of our employees because it:

  . exposes them to the most advanced technologies and solutions;

  . allows them to work with highly intelligent and motivated people;

  . teaches them industry-best project delivery skills;

  . addresses their concerns, such as excessive travel;

  . provides personal satisfaction due to our high rate of client satisfaction;

  . offers enjoyable social activities; and

  . ties our executive officers' bonuses to retention.

    In addition, our employees receive written feedback on their individual performance three times each year. Our employees also meet regularly with their career coach, a senior person within our company who reviews the employee's progress and jointly helps the employee develop career goals and objectives. Coaches also convey informal feedback outside of the employee's immediate project activities.

    Many companies experience an increase in turnover after going public. It is possible that we may experience a similar increase.

    Learning. All new hires undergo initial training at our Chicago headquarters learning our culture and business methods and participating in simulated client engagements. We believe this training is crucial to instilling a unified culture throughout our organization. We supplement this initial training with other sessions, including project management, and with training on business skills such as effective presentations and client interviewing. Our employees also participate in training classes provided by software partners and in self-study courses on specific technical topics.

    Compensation Philosophy. We have structured our compensation program to attract and retain highly skilled professionals by offering competitive base salaries with annual bonus opportunities. We pay additional, substantial bonuses for sales referrals, employee referrals, and completion of training certifications. Some executives and practice development employees are eligible for quarterly bonuses based on corporate and personal performance. Each employee receives stock options when they join us, with additional options possible based upon performance.

Competition

    We compete in the Internet professional services market, which is relatively new and highly competitive. We expect competition to intensify as the market evolves. We believe that our competitors fall into several categories, including the following:

  . Internet consulting firms and online agencies who offer varying combinations of creative design and technology skills, such as AGENCY.COM, iXL, Proxicom, Razorfish, Scient, USWeb/CKS, US Interactive, and Viant;

  . other technology consulting firms such as Cambridge Technology Partners, eLoyalty, and Sapient;

  . Andersen Consulting and the consulting arms of the Big Five accounting firms;

  . large systems integration or outsourcing firms such as Computer
    Sciences, EDS, and IBM;

  . strategy consulting firms, such as Bain, Booz.Allen & Hamilton, Boston
    Consulting Group, Diamond Technology Partners, and McKinsey;

  . professional services divisions of software application vendors; and

  . internal information technology departments of current and potential clients.

    In addition, many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition, and significantly greater financial, technical, marketing, and public relations resources than us.

    We believe that only a few of our competitors possess all of the skills necessary to offer the comprehensive integration of internal operations, customer relationships and supplier relationships that we provide. We expect, however, that many of these competitors will evolve their service offerings over time to more closely match our current capabilities. We believe that the principal competitive factors in the Internet professional services market are: a strategy offering, a complete Internet integration model that integrates the customer experience with the supply chain, a proven record of project delivery, and high customer satisfaction. We believe that our service offerings allow us to compete favorably in all of the above areas.

    There are relatively low barriers to entry into the Internet professional services market. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have cause our revenues to decline.

Facilities

    Our headquarters are located in 33,065 of square feet of leased office space in Chicago, Illinois. Our senior management, national sales, marketing, human resources, and administrative personnel, as well as the Chicago-based consultants use this facility. The lease term expires on December 31, 2005, with no option to renew. We have regional offices that are used by regional management, sales, and recruiting personnel, as well as consultants residing in the region. We lease 3,139 of square feet of office space in Newport Beach, California. This lease term expires on May 31, 2000, with a one- to three-year renewal option. We have also entered into short-term leases for professional office space in San Mateo, California and Irving, Texas.

Legal Proceedings

    From time to time, we may be involved in litigation incidental to the conduct of its business. To date, we have never been a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers, Directors, and Proposed Directors

    Upon completion of the offering the board of directors will consist of seven members. The following table provides information with respect to our executive officers, directors, and proposed directors:

   Name                     Age                     Position
   ----                     ---                     --------
Philip S. Bligh............  32 President, Chief Executive Officer, and Chairman
Stephen C.P. Mack..........  34 Chief Operating Officer and Director
Nick Padgett...............  33 Chief Financial Officer and Director
Ronald G. Meyer............  33 Vice President, Client Development
Edgar D. Jannotta..........  68 Proposed Director
Ray C. Kurzweil ...........  51 Proposed Director
Michael E. Porter..........  52 Proposed Director
Al Ries ...................  73 Proposed Director

    Philip S. Bligh co-founded Inforte and has served as Chairman of the board of directors of Inforte since inception in September 1993. Mr. Bligh also currently serves as President and Chief Executive Officer. Before founding Inforte, Mr. Bligh served in various technology consulting roles for Andersen Consulting from October 1988 to February 1991 and as a project manager for Systems Software Associates, an enterprise software provider, from April 1991 through Inforte's founding. Mr. Bligh holds a BS in chemical engineering from University College London, England and serves as an adjunct professor in management at DePaul University's Kellstadt Graduate School of Business.

    Stephen C.P. Mack joined Inforte in October 1994 and has served as a director since that time. Mr. Mack is currently Inforte's Chief Operating Officer, overseeing the consulting organization. Before joining Inforte, from February 1988 to October 1994, Mr. Mack worked at Andersen Consulting, where he was, most recently, a project manager responsible for the design and implementation of enterprise-wide operational and decision support systems for large, multinational corporations. Mr. Mack holds a Master's degree in engineering and management from the University of Birmingham, England.

    Nick Padgett has served as Inforte's Chief Financial Officer since December 1997. Mr. Padgett has been a director of Inforte since its founding in September 1993. Before joining Inforte, Mr. Padgett served as an equity research analyst for William Blair & Company, from August 1994 to December 1997. Before William Blair, Mr. Padgett served in various technology consulting roles for Andersen Consulting from June 1988 to September 1992. Mr. Padgett holds an MBA from the Amos Tuck School of Business Administration at Dartmouth College and a BS in computer science from Western Illinois University.

    Ronald G. Meyer joined Inforte in November 1995 and has served in various senior management roles. Currently, Mr. Meyer is Vice President of Client Development, responsible for maintaining and extending Inforte's relationships with existing clients. Before joining Inforte, Mr. Meyer served as a product development manager for Computer Associates' warehouse management and logistics solutions from November 1993 to October 1995. Before Computer Associates, from June 1988 to November 1993, Mr. Meyer worked at Andersen Consulting, most recently as a project manager. Mr. Meyer holds a BS in computer science from Western Illinois University.

    Edgar D. Jannotta, a proposed director of Inforte, has served as senior director of William Blair & Company since January 1996. Mr. Jannotta joined William Blair & Company in 1959, became a partner in January 1965, assistant managing partner in 1973, managing partner in 1977, and senior partner in 1995. Mr. Jannotta is chairman of the board of trustees of the University of Chicago and president and a director of Lyric Opera of Chicago. Mr. Jannotta received an AB from Princeton

University and an MBA from Harvard Business School. Mr. Jannotta is a former chairman of the Securities Industry Association and former director of the New York Stock Exchange, Inc. Mr. Jannotta serves as a director of AAR Corporation, Aon Corporation, Bandag, Incorporated, Molex Incorporated, and Unicom Corporation.

    Ray C. Kurzweil, a proposed director of Inforte, is chairman and chief executive officer of Kurzweil Technologies, Inc., a software development firm he founded in 1995. Mr. Kurzweil was the principal developer of many advanced technologies, including the first omni-font optical character recognition, the first print-to-speech reading machine for the blind, the first CCD flat-bed scanner, the first text-to-speech synthesizer, the first music synthesizer that could recreate acoustical instruments, and the first commercially marketed large vocabulary speech recognition software. Mr. Kurzweil successfully founded and sold four technical businesses including Kurzweil Applied Intelligence, Inc. and Kurzweil Educational Systems, Inc. Mr. Kurzweil's numerous awards include Inventor of the Year from Massachusetts Institute of Technology in 1988. His book, The Age of Intelligent Machines, was named Best Computer Science Book of 1990. His current best-selling book, The Age of Spiritual Machines, When Computers Exceed Human Intelligence is published by Viking Press. Mr. Kurzweil holds a BS in Computer Science and Literature from the Massachusetts Institute of Technology. Mr. Kurzweil serves as a director of Medical Manager Corp., a medical software systems company.

    Michael E. Porter, a proposed director of Inforte, is the C. Roland Christensen Professor of Business Administration at Harvard Business School and a leading authority on competitive strategy and international competitiveness. Dr. Porter joined the Harvard Business School faculty in 1973 after receiving a B.S.E. with high honors in aerospace and mechanical engineering from Princeton University in 1969, an M.B.A. with high distinction in 1971 from Harvard Business School and a Ph.D. in Business Economics from Harvard University in 1973. Dr. Porter teaches competitive strategy and counsels corporate executives and government leaders on enhancing competitiveness. He serves on the boards of directors of Parametric Technology Corporation, R&B Falcon Corporation, and Thermo Quest Corporation. Dr. Porter is the author of 16 books and over 60 articles including Competitive Strategy: Techniques for Analyzing Industries and Competitors, On Competition, and The Competitive Advantage of Nations.

    Al Ries, a proposed director of Inforte, is chairman of Ries & Ries, an Atlanta based strategic consulting firm which he co-founded in 1994. Prior to 1994 Mr. Ries was a principal in Trout & Ries, marketing strategists. Mr. Ries has extensive experience in marketing, having entered the field in 1950, joining the advertising and sales promotion department of General Electric. Mr. Ries joined the advertising firm of Needham, Louis and Brorby in 1955, followed by Marsteller, Inc. in 1961. Mr. Ries founded the advertising firm of Ries, Cappiello and Colwell in 1963, which changed its name in 1979 to Trout & Ries. Mr. Ries obtained a BA in Liberal Arts from DePauw University, and has authored or co-authored a number of popular books on marketing strategy, including
Positioning: The Battle For Your Mind; Marketing Warfare; Focus: The Future of Your Company Depends On It; and The 22 Immutable Laws of Branding. His latest book, The 11 Immutable Laws of Internet Branding, will be published in 2000.

Key Employees

    We have many other key employees. A partial listing, consisting of the heads of our major functional areas and our practice areas, follows:

    Philip Clement (age 33) has served as Inforte's Vice President of Market Development since March 1997. Before joining Inforte, from June 1993 through November 1996, Mr. Clement was vice president of business development for Wizdom Systems, a provider of process design and data modeling software. Mr. Clement holds masters degrees in business administration and in public policy analysis from the University of Chicago and a BA in anthropology from the University of Southern California.

    Daniel Gathof (age 32) has served as Inforte's Vice President of Human Resources since June 1998. Mr. Gathof joined Inforte from Deloitte and Touche, where he served as a director of experienced hire recruiting from June 1996 to June 1998. Before Deloitte and Touche, Mr. Gathof served as a director of human resources at SHL Systemhouse from September 1992 to June 1996. Mr. Gathof worked in various human resources roles with Andersen Consulting from August 1989 to September 1992. Mr. Gathof holds a BA in political science from Knox College.

    Richard Miller (age 33) joined Inforte in April 1998 and has served in various senior delivery and management roles. Currently, Mr. Miller is Vice President of Regions. In this capacity, Mr. Miller is responsible for ensuring consistency in recruiting, sales, and delivery across all geographies, and for overseeing regional expansion. Before joining Inforte, Mr. Miller worked as a management consultant from June 1996 to April 1998 at Arthur Andersen and from June 1994 to June 1996 at Ernst & Young. Prior to his consulting experience, Mr. Miller held various finance and internal consulting positions from May 1989 to September 1992 with First Interstate Bank. Mr. Miller has a BS in finance from California State, Long Beach and a MBA from Indiana University.

    Frank Suljic (age 33) has served as Inforte's Vice President of Practice Development since June 1997. Before joining Inforte, Mr. Suljic served from April 1996 to June 1997 as a vice president of business development for IndeNET, a distributor of satellite-based television media, where he was responsible for sales, marketing, and consumer services. Prior to IndeNET, Mr. Suljic co-founded Paradigm Research Inc., a boutique management consulting firm, in June 1994 and served as a partner and vice president of business development until April 1996. Before Paradigm, Mr. Suljic was a client account executive at IBM from December 1989 to June 1994. Mr. Suljic holds an MBA from the University of Chicago and a BS in industrial engineering from the University of Wisconsin-Madison.

    David Sutton (age 36) has served as Inforte's Vice President of the Strategic Services Group since September 1999. In this capacity, Mr. Sutton leads Inforte's management consulting practices. Before joining Inforte, Mr. Sutton was a vice president at Computer Sciences Corporation (CSC), serving in the CSC Index management consulting unit there from September 1994 to September 1999. Prior to CSC, Mr. Sutton served in various management consulting roles with GRC International from May 1987 to August 1994, Booz.Allen & Hamilton from January 1986 to May 1987, and BDM International from January 1994 to January 1996. Mr. Sutton holds an MBA from George Washington University and a BS in computer science engineering from the University of Virginia.

    Douglas Turk (age 30) joined Inforte in June 1997 and has served in various senior management roles. Currently, Mr. Turk is Vice President of Customer Experience Management, with overall management responsibility for this practice area. Before joining Inforte, Mr. Turk co-founded Reservations On-Line, an e-commerce company that provided technology solutions for the distribution of reservations and tickets, and served as director of operations there from January 1996 to March 1997. Prior to Reservations On-Line, Mr. Turk served as a business analyst and team leader at EDS from May 1992 to June 1994. Before EDS, Mr. Turk served as an accountant with Wortzman Company from June 1991 to April 1992. Mr. Turk holds JD and MBA degrees from DePaul University and a BS in business administration from John Carroll University.

    Darius Vaskelis (age 30) joined Inforte in August 1997, and has served in various senior delivery and management roles. Currently, Mr. Vaskelis is Vice President of Strategic Operations Management, with overall management responsibility for this practice area. Before joining Inforte, Mr. Vaskelis served from July 1994 to August 1997 as director of information systems at Hospitality Resources Incorporated. Before Hospitality Resources Incorporated, Mr. Vaskelis served as networking manager at Lakeview Technology from March 1994 to July 1994. Prior to this, Mr. Vaskelis worked from January 1993 to March 1994 at the University of Illinois Hospital & Clinics as a systems integration specialist. From February 1990 to January 1993 Mr. Vaskelis served as technical and marketing support specialist with IBM. Mr. Vaskelis holds a BA in political science from University of Illinois at Chicago.

Board Composition

    We currently have three directors. Following the offering, our board of directors will be expanded to seven members and Messrs. Jannotta, Kurzweil, Porter, and Ries will join the board as independent directors. Upon the completion of the offering, the terms of office of the members of the board of directors will be divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors. The term of office of the first class will expire at the annual meeting of stockholders in 2001, the term of office of the second class will expire at the annual meeting of stockholders in 2002, and the term of office of the third class will expire at the annual meeting of stockholders in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of the board of directors or the affirmative vote of 66 2/3% of our outstanding voting stock, and a reduction of the authorized number of directors will not remove any director before that director's term of office expires. Board vacancies resulting from any increase in the size of the board of directors can only be filled by a majority of directors then in office. As a result of any increase in the number of directors, any additional directorships will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Inforte.

Board Committees

    Following the offering, the board of directors intends to appoint an audit committee and a compensation committee. Our independent directors will serve as the members of these two committees.

    The audit committee will review our audited financial statements and accounting procedures and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services.

    The compensation committee will review and approve the compensation and benefits for our key executive officers, administer our employee benefits and stock purchase plans, and make recommendations to our board of directors regarding grants of stock options and any other incentive compensation arrangements.

Compensation Committee Interlocks and Insider Participation

    Before this offering, our executive officers made all decisions concerning officers compensation. After this offering, none of the members of our compensation committee will be an officer or employee of our company. No director or executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Directors' Compensation

    Our directors receive no cash compensation for their service as directors, but are reimbursed for all reasonable out-of-pocket expenses for attendance at board meetings. Our four proposed directors will receive stock options from the company for 20,000 shares of common stock each. The options will be exercisable at the initial public offering price, will have a term of 10 years, and will vest one-third each year, beginning on the first anniversary of the date of grant.

Executive Compensation

    The following table summarizes the compensation we paid or accrued for services rendered for the years ended December 31, 1999 and 1998, to our President and our other executive officers:

                                                        Long-term
                                                       Compensation
                                                          Awards
                                   Annual Compensation  Securities
                                   -------------------  Underlying   All Other
Name and Principal Position   Year  Salary     Bonus     Options    Compensation
---------------------------   ---- ------------------- ------------ ------------
Philip S. Bligh.............  1999 $ 150,250 $ 122,184     --           --
 President, Chief Executive   1998   117,500     5,507     --           --
 Officer, and Chairman
Stephen C.P. Mack...........  1999   124,075   300,381     --           --
 Chief Operating Officer and  1998   117,500     5,761     --           --
 Director
Nick Padgett................  1999    85,550    57,728     --           --
 Chief Financial Officer and  1998    91,500       --      --           --
 Director
Ronald G. Meyer.............  1999   125,925    75,223     --           --
 Vice President, Client       1998   117,500       --      --           --
 Development

Options

    We did not grant any options under the stock option plans during the last fiscal year to the executive officers named in the summary compensation table. The following table sets forth information regarding options exercised by our executive officers during 1999 or held by them on December 31, 1999:

                                                        Number of
                                                  Securities Underlying   Value of Unexercised In-
                                                 Unexercised Options at     the-Money Options at
                           Shares                    Fiscal Year-End         Fiscal Year-End(1)
                          Acquired     Value    ------------------------- -------------------------
Name                     on Exercise  Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ---------- ----------- ------------- ----------- -------------
Philip S. Bligh.........       --           --      --           --           --           --
Stephen C.P. Mack.......       --           --      --           --           --           --
Nick Padgett............    50,000   $  250,750     --         250,000        --       $1,691,250
Ronald G. Meyer.........   500,000   $2,177,500     --           --           --           --

--------
(1)We determined that the common stock had a fair market value of $7.00 per share on December 31, 1999.

Employee Benefit Plans

1995 Incentive Stock Option Plan

    In 1995, our stockholders approved the 1995 Incentive Stock Option Plan. Effective as of September 1, 1995, the 1995 Plan was amended and restated effective as of December 31, 1997. Our 1995 Plan provides for the issuance of incentive stock options and nonqualified stock options to officers and other key employees.

    We have reserved an aggregate of 4,900,000 shares of common stock for issuance through our stock option plan, of which 365,000 were available for grant as of December 31, 1999. Only options that are vested may be exercised. The options expire after a period of time following the termination of employment. Options that expire unexercised or that are forfeited become available again for issuance under the 1995 Plan. All of the option agreements contain customary anti-dilution adjustments which provide for adjustments to the exercise price and number of shares for events such as stock splits, stock dividends, and consolidations. We do not intend to issue any additional options under this 1995 Plan.

Amended and Restated 1997 Incentive Compensation Plan

    On December 31, 1997, our stockholders approved the 1997 Incentive Compensation Plan. On December 1, 1999, our stockholders approved the Amended and Restated 1997 Incentive Compensation Plan. This plan permits the grant of stock options and other stock awards to our employees and non-employee directors. We have reserved an aggregate of 4,000,000 shares of common stock for issuance through this 1997 Plan, plus annual increases beginning in 2001 equal to the lesser of: (1) 1,000,000 shares, (2) 5% of the outstanding shares, or (3) a number determined by the board of directors. Of the shares of common stock available under this 1997 Plan, 2,399,800 were available for grant as of December 31, 1999.

    The 1997 Plan authorizes incentive and non-qualified stock options. Additionally, the 1997 Plan authorizes the grant of stock appreciation rights independently of, or with respect to, options granted or outstanding, as well as other types of stock-based awards, such as restricted stock, performance shares or performance units. The stock options generally have ten-year terms and vest in accordance with provisions determined by the board of directors. Typically, these options vest 25% each year beginning on the anniversary date of grant.

Amended and Restated Employee Stock Purchase Plan

    We have reserved 200,000 shares of common stock for issuance under our Amended and Restated 1999 Employee Stock Purchase Plan, plus annual increases beginning in 2001 equal to the lesser of: (1) 400,000 shares, (2) 2% of the outstanding shares, or (3) a number determined by the board of directors. As of the date of this prospectus, no shares have been issued under the 1999 Purchase Plan.

    All employees of our company are eligible to participate. However, any employee who immediately after a grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock may not participate. No employee may receive rights to purchase stock at a rate which exceeds $25,000 worth of stock for each calendar year.

    The 1999 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, permits the board of directors to determine the length of each offering period. However, no offering period may extend for more than 27 months. Participants may elect to have their payroll deductions accumulated and used to purchase shares of common stock at the end of an offering period, or at any interim purchase date determined by the board of directors. A participant is limited to $21,250 in payroll deductions per year. The price of stock purchased under the 1999 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or the fair market value of the common stock on a purchase date.

401(k) Retirement/Savings Plan

    Our 401(k) plan covers our full-time employees located in the United States, and is intended to qualify under Section 401(k) of the Internal Revenue Code. Any contributions to the 401(k) plan by employees, and the investment earnings on these contributions, are not taxable to employees until withdrawn from the 401(k) plan. Up to the statutorily prescribed annual limit, which was $10,000 in 1998, Employees may elect to contribute up to 15% of their current compensation to the 401(k). The 401(k) plan permits us to make matching contributions; however, we do not do so, nor do we currently have plans to do so.

                           RELATED PARTY TRANSACTIONS

    On December 31, 1998, we made a $106,190 loan, with recourse, to Stephen C.P. Mack, our Chief Operating Officer, to enable him to exercise Inforte stock options. The loan bore interest at 7.75% per year. Mr. Mack repaid the loan in full on September 30, 1999.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999. We have listed each person that beneficially owns more than five percent of the outstanding common stock; each of our directors and executive officers; and all directors and executive officers as a group.

    Each of the stockholders has sole voting and investment power with respect to the shares beneficially owned by that stockholder. The address for each principal stockholder is 150 N. Michigan Avenue, Suite 3400, Chicago, Illinois 60601.

    For purposes of calculating amounts beneficially owned by a stockholder before the offering, the number of shares deemed outstanding includes 9,721,154 shares outstanding as of December 31, 1999 prior to the offering and 11,721,154 shares after the offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person.

    For purposes of calculating the percentage beneficially owned after the offering, the number of shares deemed outstanding includes the shares being sold in this offering, assuming no exercise of the underwriters' overallotment option.

                                                                 Percent of
                                                    Number of   Common Stock
                                                    Shares of -----------------
                                                     Common    Before   After
                                                      Stock   Offering Offering
                                                    --------- -------- --------
Executive Officers, Directors and Proposed
 Directors
  Philip S. Bligh.................................. 3,100,000   31.9%    26.5%
  Stephen C.P. Mack (1)............................ 3,100,000   31.9     26.5
  Nick Padgett (2).................................   760,000    7.7      6.4
  Ronald G. Meyer (3)..............................   900,000    9.3      7.7
  Edgar D. Jannotta (4)............................       --     --       --
  Ray C. Kurzweil (4)..............................       --     --       --
  Michael E. Porter (4)............................       --     --       --
  Al Ries (4)......................................       --     --       --
  All executive officers and directors as a group
   (4 persons)(1).................................. 7,860,000   80.0     66.5
Five Percent Stockholder
  Roger Neale......................................   750,000    7.7%     6.4%

--------
(1) Includes 450,000 shares which are subject to transfer pursuant to a pending divorce settlement.
(2) Includes 100,000 shares issuable upon the exercise of stock options that become exercisable upon Inforte's initial public offering.
(3) Excludes 100,000 shares owned by grantor retained annuity trusts established by Mr. Meyer and his wife over which they have no investment or voting power, but of which they are beneficiaries.
(4) Excludes shares which the proposed directors may purchase in this offering.

                          DESCRIPTION OF CAPITAL STOCK

General

    Upon the closing of this offering, we will be authorized to issue up to 50,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

    As of December 31, 1999, there were 9,721,154 shares of common stock outstanding that were held of record by 31 stockholders. Based upon the number of shares outstanding as of December 31, 1999 and giving effect to the issuance of 2,000,000 shares of common stock in this offering, there will be 11,721,154 shares of common stock outstanding upon completion of this offering.

    Holders of common stock are entitled to one vote for each share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to any preferences in favor of any outstanding preferred stock, holders of common stock are entitled to receive dividends if and when dividends are declared by our board of directors. Please see "Dividend Policy" on page 12 for information on our dividend policy.

    In the event of a liquidation of our company, holders of common stock will receive any assets remaining after the payment of liabilities and payment of any liquidation preference granted to the holders of preferred stock.

    Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of common stock are junior to, and may be adversely affected by, the rights of the holders of preferred stock that we may designate in the future.

Preferred Stock

    Upon the closing of this offering, the board of directors will have the authority to issue up to 5,000,000 shares of preferred stock, $.001 par value per share, in one or more series without stockholder approval. The board of directors may designate for any series

  . the number of shares and name of the series;

  . the voting powers of the series, including the right to elect directors, if any;

  . the dividend rights and preferences, if any;

  . the redemption terms, if any;

  . the preferred amounts payable on liquidation or dissolution;

  . the terms upon which the series may be converted into any other series or class of our stock, including the common stock; and

  . any other terms that are not prohibited by law.

    Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of our company. No shares of preferred stock are currently outstanding, and we have no plans to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

    Our certificate of incorporation, our bylaws, and anti-takeover provisions of the Delaware General Corporation Law may have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of our company.

    Certificate of Incorporation and Bylaws. Upon completion of the offering, our certificate of incorporation and bylaws, will:

  . divide our board of directors into three classes, with each class serving a staggered three-year term,

  . provide that stockholder actions may be taken only at a meeting of stockholders and not by written consent of stockholders,

  . contain an advance notice requirement for stockholders to submit nominations for directors or other stockholders' proposals, and

  . require the affirmative vote of our outstanding voting stock in order to amend the provisions of our certificate of incorporation and bylaws relating to:

     . classification of the board of directors,

     . the number of authorized directors,

     . nomination of directors,

     . procedure for calling special meetings of stockholders,

     . stockholders' notice requirements, and

     . stockholders' ability to act by written consent in lieu of meeting.

    We intend these provisions to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board. In addition, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

    Delaware Takeover Statute. Section 203 of the Delaware General Corporation Law generally prohibits us, as a Delaware corporation, from engaging in any business combination with any interested stockholder, unless:

   . the board of directors approved in advance either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

   . upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation which was outstanding at the time the transaction began, or

   . the business combination is approved by the board of directors and authorized at a stockholders' meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 may delay, defer, or prevent a change in control of our company, as well as reduce the price that an investor may be willing to pay for shares of our common stock in the future. An interested person is defined as a person or affiliate or associate of a person that owns 15% or more of the outstanding voting stock of a corporation. Messrs. Bligh and Mack will be exempt from the restrictions on transactions under
Section 203 because they acquired their shares before our company was a public company.

Limitation of Liability and Indemnification

    Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . breach of their duty of loyalty to the corporation;

  . acts or omissions not in good faith;

  . intentional misconduct or knowing violations of law;

  . unlawful payments of dividends or stock redemptions; and

  . any transaction from which the director derived an improper personal benefit.

    Our bylaws require us to indemnify our directors, executive officers, employees, and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We may also obtain insurance for any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit indemnification.

    We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will indemnify our directors and executive officers for expenses (including attorneys' fees), judgments, fines, and settlement amounts which they may incur in any action or proceeding because they are an officer or director. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, there is no pending litigation or proceeding involving a director or officer of our company in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co., Inc. The transfer agent's address is 40 Wall Street, New York, New York 10005 and its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible for Future Sale

    Before this offering there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

    Upon completion of this offering, we will have outstanding an aggregate of 11,721,154 shares of common stock, assuming the issuance of 2,000,000 shares of common stock in this offering, no exercise of the underwriters' over-allotment option and no exercise of options after December 31, 1999. All of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by existing "affiliates" of our company. Our affiliates are people or entities that directly or indirectly control our company, are controlled by our company, or are under common control of our company. Sales by our affiliates would be subject to the restrictions described below.

    The remaining 9,721,154 shares of common stock held by existing stockholders as of December 31, 1999 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be publicly sold in the absence of registration under the securities laws unless they qualify for an exemption from registration under Rule 144 or Rule 701. In addition, holders of stock options could exercise their options and sell the shares issued upon exercise as described below.

Rule 144

    Rule 144 is one of the exemptions referred to above. Generally, Rule 144 as currently in effect permits a shareholder (including an affiliate) who has beneficially owned restricted shares for a least one year to sell, beginning three months after the date of this prospectus, within any three-month period shares which do not exceed the greater of:

  . 1% of the outstanding shares of common stock of the company (which will equal approximately 117,212 shares immediately after this offering); or

  . the average weekly trading volume on the Nasdaq National Market in the common stock during the four calendar weeks preceding the sale.

    Shares properly sold in reliance on Rule 144 must be sold through "broker's transactions" or to market makers, and there must be current public information about the company available. Shares sold under Rule 144 to persons who are not affiliates become freely tradable without restriction or registration under the securities laws. The restrictions of Rule 144 do not apply to a person who has beneficially owned their shares for at least two years (including "tacked on" holding periods) and who is not an affiliate of the company. Therefore, unless otherwise restricted by contract, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

    Rule 701 of the Securities Act of 1933 is another one of the exemptions referred to above. Securities issued in reliance upon Rule 701 are restricted securities, subject to any contractual restrictions described below, and may be sold under Rule 701 beginning three months after the date of this prospectus by affiliates if they comply with Rule 144, other than the holding period requirements, and by non-affiliates, subject only to the manner of sale provision of Rule 144.

Generally, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell the shares three months after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule
144. If the owner of the shares is a non-affiliate, there is no requirement to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Lock-up Agreements

    All of our executive officers, directors, and significant stockholders and option holders have signed lock-up agreements in favor of the underwriters which prohibit them from selling or otherwise disposing of any shares of common stock or convertible securities for a period of 180 days after the date of this prospectus unless Goldman, Sachs & Co. consents in writing to the sale or disposition. As of December 31, 1999 approximately 9,676,250 shares will become eligible for sale in the public market upon expiration of the lock-up agreements 180 days after the date of this prospectus.

Stock Plans

    Following this offering, we intend to file a registration statement covering approximately 4,000,000 shares of common stock reserved for issuance under our stock option plans and 200,000 shares reserved for issuance under our employee stock purchase plan. Accordingly, once issued, shares to be registered in this manner may be resold in the open market, except to the extent the shares are subject to vesting restrictions or the lock-up agreements. Affiliates will still be required to comply with Rule 144. As of December 31, 1999, options to purchase 1,929,046 shares of common stock were issued and outstanding of which 84,490 shares were exercisable.

                                  UNDERWRITING

    Inforte and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to conditions set forth in the underwriting agreement each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                                                                       Number of
        Underwriters                                                    Shares
        ------------                                                   ---------
      Goldman, Sachs & Co............................................. 1,100,000
      Salomon Smith Barney Inc. ......................................   600,000
      William Blair & Company, L.L.C. ................................   300,000
                                                                       ---------
        Total......................................................... 2,000,000
                                                                       =========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 300,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions Inforte will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 300,000 additional shares.

                                                            Paid by Inforte
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
      Per Share....................................... $     2.24   $     2.24
      Total........................................... $4,480,000   $5,152,000

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.29 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    Inforte, its directors and executive officers and its significant stockholders and option holders have each agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future sale" for a discussion of transfer restrictions.

    Before the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Inforte and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the company's business potential and earnings prospects, an assessment of the company's management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The common stock has been approved for quotation on the Nasdaq National Market under the symbol "INFT."

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    At Inforte's request, the underwriters have reserved at the initial public offering price up to 102,500 additional shares of common stock for sale principally to Inforte's outside directors. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

    Inforte estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,419,005.

    Inforte has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Foley & Lardner, Chicago, Illinois. Legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Sidley & Austin.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 as set forth in their reports. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) under the Securities Act of 1933, relating to the common stock we are offering. This prospectus does not contain all the information that is in the registration statement. Portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. For further information regarding our company and our common stock, please see the registration statement and its exhibits and schedules. You may examine the registration statement free of charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission as Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of the registration statement may also be obtained from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Commission at 1-800-SEC-0330, regarding registrants, such as Inforte, that file electronically with the Commission. In addition, the registration statement and other public filings can be obtained from the Commission's web site at http://www.sec.gov. Our web site is http://www.inforte.com.

    We intend to furnish our stockholders written annual reports containing audited financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Inforte Corp.

    We have audited the accompanying balance sheets of Inforte Corp. as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inforte Corp. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
January 20, 2000

                                 INFORTE CORP.

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------  -----------
Assets
Current assets:
  Cash and cash equivalents............................ $2,698,110  $ 3,792,027
  Accounts receivable, less allowance for doubtful
   accounts of $275,000 in 1998, and $600,000 in 1999..  2,024,258    6,324,250
  Prepaid expenses and other current assets............     97,640      681,563
  Note receivable from stockholder.....................    106,190          --
  Deferred income taxes................................        --       652,293
                                                        ----------  -----------
    Total current assets...............................  4,926,198   11,450,133
Computers, purchased software, and property, net.......    655,181    1,487,503
Deferred income taxes..................................        --        19,766
                                                        ----------  -----------
    Total assets....................................... $5,581,379  $12,957,402
                                                        ==========  ===========
Liabilities and stockholders' equity
Current liabilities:
  Note payable--Former stockholder..................... $   23,835  $         0
  Accounts payable.....................................    476,984    1,352,472
  Income taxes payable.................................        --       311,512
  Accrued expenses.....................................  1,499,724    4,122,175
  Deferred revenue.....................................  1,919,428    4,870,579
                                                        ----------  -----------
    Total current liabilities..........................  3,919,971   10,656,738
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized, none issued and outstanding at December
   31, 1999............................................        --           --
  Common stock, $0.001 par value in 1999; authorized--
   50,000,000 shares; issued and outstanding--8,375,000
   at December 31, 1998, and 9,721,154 at December 31,
   1999................................................    247,550        9,721
  Additional paid-in capital...........................        --       411,886
  Retained earnings....................................  1,447,164    1,879,057
  Note receivable from stockholder.....................    (33,306)           0
                                                        ----------  -----------
    Total stockholders' equity.........................  1,661,408    2,300,664
                                                        ----------  -----------
    Total liabilities and stockholders' equity......... $5,581,379  $12,957,402
                                                        ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                 INFORTE CORP.

                            STATEMENTS OF OPERATIONS

                                                 Year ended December 31,
                                            -----------------------------------
                                               1997        1998        1999
                                            ----------  ----------- -----------
Revenues..................................  $5,055,723  $13,447,034 $30,088,477
Operating expenses:
  Project personnel and related expenses..   2,721,625    6,830,187  12,845,711
  Sales and marketing.....................     828,805    1,467,334   4,949,494
  Recruiting, retention, and training.....     694,224    1,164,771   2,986,896
  Management and administrative...........     950,591    2,691,545   5,617,572
                                            ----------  ----------- -----------
    Total operating expenses..............   5,195,245   12,153,837  26,399,673
                                            ----------  ----------- -----------
Operating income (loss)...................    (139,522)   1,293,197   3,688,804
Interest income (expense), net and other..     (22,420)      22,604     147,187
                                            ----------  ----------- -----------
Pretax income (loss)......................    (161,942)   1,315,801   3,835,991
Income tax expense........................         --           --    1,286,661
                                            ----------  ----------- -----------
Net income (loss).........................  $ (161,942) $ 1,315,801 $ 2,549,330
                                            ==========  =========== ===========
Pro forma net income (loss) data
 (unaudited):
  Pro forma income tax expense (benefit)..  $  (51,273) $   538,730 $ 1,542,479
                                            ----------  ----------- -----------
  Pro forma net income (loss).............  $ (110,669) $   777,071 $ 2,293,512
                                            ==========  =========== ===========
  Pro forma earnings (loss) per share:
    Basic.................................  $    (0.02) $      0.14 $      0.27
                                            ==========  =========== ===========
    Diluted...............................  $    (0.02) $      0.08 $      0.21
                                            ==========  =========== ===========
Weighted Average common shares
 outstanding:
  Basic...................................   5,263,562    5,517,329   8,635,537
                                            ==========  =========== ===========
  Diluted.................................   5,263,562   10,142,768  10,786,978
                                            ==========  =========== ===========


   The accompanying notes are an integral part of these financial statements.

                                 INFORTE CORP.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                            Common Stock
                         -------------------  Additional                             Total
                         Number of             Paid-In     Notes     Retained    Stockholders'
                          Shares    Amount     Capital   Receivable  Earnings       Equity
                         --------- ---------  ---------- ---------- -----------  -------------
Balance at January 1,
 1997................... 4,900,000 $  69,194   $    --    $    --   $   293,305   $   362,499
 Issuance of common
  stock.................   600,000    49,306        --         --           --         49,306
 Net loss...............       --        --         --         --      (161,942)     (161,942)
                         --------- ---------   --------   --------  -----------   -----------
Balance at December 31,
 1997................... 5,500,000   118,500        --         --       131,363       249,863
 Net income.............       --        --         --         --     1,315,801     1,315,801
 Exercise of stock
  options............... 2,860,000   116,000        --         --           --        116,000
 Issuance of common
  stock.................    15,000    13,050        --         --           --         13,050
 Note receivable from
  stockholder...........       --        --         --     (33,306)         --        (33,306)
                         --------- ---------   --------   --------  -----------   -----------
Balance at December 31,
 1998................... 8,375,000   247,550        --     (33,306)   1,447,164     1,661,408
 Exercise of stock
  options............... 1,346,154   174,057        --         --           --        174,057
 Subchapter S
  distributions.........       --        --         --         --    (2,117,437)   (2,117,437)
 Proceeds from note
  receivable............       --        --         --      33,306          --         33,306
 Reclassification of
  amount due to change
  from no par value
  stock to $0.001 par
  value share...........       --   (411,886)   411,886        --           --            --
 Net income.............       --        --         --         --     2,549,330     2,549,330
                         --------- ---------   --------   --------  -----------   -----------
Balance at December 31,
 1999................... 9,721,154 $   9,721   $411,886   $     --  $ 1,879,057   $ 2,300,664
                         ========= =========   ========   ========  ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                                 INFORTE CORP.

                            STATEMENTS OF CASH FLOWS

                                                 Year ended December 31,
                                            -----------------------------------
                                              1997        1998         1999
                                            ---------  -----------  -----------
Cash flows from operating activities
Net income (loss).........................  $(161,942) $ 1,315,801  $ 2,549,330
Adjustments to reconcile net income (loss)
 to net cash provided by (used in)
 operating activities:
 Depreciation and amortization............     49,403      204,199      555,368
 Deferred income taxes....................        --           --      (672,059)
 Changes in operating assets and
  liabilities:
 Accounts receivable......................   (508,494)  (1,067,234)  (4,299,992)
 Prepaid expenses and other current
  assets..................................    (25,614)     (71,546)    (583,923)
 Accounts payable.........................    150,637      312,973      875,488
 Income taxes payable.....................        --           --       311,512
 Accrued expenses and other ..............    208,451    1,211,581    2,622,451
 Deferred revenue.........................    127,200    1,792,228    2,951,151
                                            ---------  -----------  -----------
Net cash (used in) provided by operating
 activities...............................   (160,359)   3,698,002    4,309,326
Cash flows from investing activities
Note receivable -- Stockholder............        --           --       139,496
Purchases of property and equipment.......    (99,166)    (740,967)  (1,387,690)
                                            ---------  -----------  -----------
Net cash used in investing activities.....    (99,166)    (740,967)  (1,248,194)
Cash flows from financing activities
Net proceeds from (repayments of) line of
 credit...................................    300,000     (300,000)         --
Principal payments on note payable--
 Former stockholder.......................    (34,650)     (37,994)     (23,835)
Proceeds from issuance of common stock....     49,306       13,050          --
Proceeds from the exercise of stock
 options..................................        --           --       174,057
Sub-chapter S distributions...............        --           --    (2,117,437)
                                            ---------  -----------  -----------
Net cash provided (used in) by financing
 activities...............................    314,656     (324,944)  (1,967,215)
                                            ---------  -----------  -----------
Net increase in cash and cash
 equivalents..............................     55,131    2,632,091    1,093,917
Cash and cash equivalents, beginning of
 year.....................................     10,888       66,019    2,698,110
                                            ---------  -----------  -----------
Cash and cash equivalents, end of year....  $  66,019  $ 2,698,110  $ 3,792,027
                                            =========  ===========  ===========
Noncash activities:
  Note receivable -- Stockholder..........  $     --   $  (116,000) $       --


   The accompanying notes are an integral part of these financial statements.

                                 INFORTE CORP.

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

    Inforte Corp. (Inforte) is an eBusiness integrator, providing technology consulting and systems integration services that enable its clients to use Internet technology to improve their businesses. Inforte focuses on helping its clients create, design, and implement end-to-end eBusiness models, which are models that integrate, through the power of the Internet, its clients' internal operations and external relations with customers and suppliers.

2. Significant Accounting Policies

Cash and Cash Equivalents

    Inforte considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.


Computers, Purchased Software, and Property

    Computers, purchased software, and property are stated at cost. Inforte provides for depreciation and amortization using the straight-line method over their estimated useful lives as follows:


   Asset Classification                              Estimated Useful Life
   --------------------                         --------------------------------
   Office furniture............................            3-5 years
   Computers and equipment.....................            2-3 years
   Purchased software..........................            2-3 years
   Leasehold improvements...................... Estimated useful life or life of lease (whichever is shorter)

    Repairs and maintenance are charged to expense as incurred. Significant improvements are capitalized and depreciated. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Revenue Recognition

    Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting based on the ratio of costs incurred to total estimated costs. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the changes become known. Revenues pursuant to time-and-material contracts are generally recognized as services are performed. Amounts billed prior to rendering services are classified as deferred revenue. Revenues exclude reimbursable expenses chargeable to the client.

Financial Instruments and Concentrations of Credit Risk

    Financial instruments which potentially subject Inforte to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Inforte performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Inforte maintains an allowance for potential credit losses, and such losses have been within management's expectations.


    For the year ended December 31, 1997, one customer accounted for 27% of revenue and 11% of accounts receivable at December 31, 1997. For the year ended December 31, 1998 no customer accounted for more than 10% of revenue and no customer accounted for more than 10% of accounts

                                 INFORTE CORP.

receivable at December 31, 1998. For the year ended December 31, 1999, two customers accounted for 5% and 4%, respectively, of revenue and 19% and 11%, respectively, of accounts receivable at December 31, 1999.

Use of Accounting Estimates

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

    Certain reclassifications were made to the 1998 financial statements to conform with the 1999 presentation.

3. Computers, Purchased Software, and Property

    Computers, purchased software, and property at December 31 consist of the following:

                                                              1998      1999
                                                            -------- ----------
Office furniture........................................... $ 40,873 $   60,652
Computers and equipment....................................  730,882  1,384,679
Leasehold improvements.....................................   24,008    417,633
Purchased software.........................................  165,505    302,058
                                                            -------- ----------
                                                             961,268  2,165,022
Less: Accumulated depreciation and amortization............  306,087    677,519
                                                            -------- ----------
                                                            $655,181 $1,487,503
                                                            ======== ==========

4. Line of Credit and Note Payable to Former Stockholder

    Inforte has a $2,500,000 line of credit which expires August 31, 2000 and bears interest at prime (8.5% at December 31, 1999). No amounts are outstanding under this line of credit at December 31, 1999.

    The note payable to the former stockholder which had an interest rate of 9.25% was paid in 1999.

    Interest paid was $22,540 in 1997, $9,476 in 1998, and $741 in 1999.

5. Income Taxes and Distribution to Shareholders

    For 1997 and 1998, the stockholders of Inforte elected, under Subchapter S of the Internal Revenue Code, to include Inforte's income or loss in their personal federal and state income tax returns. Accordingly, Inforte was generally not subject to federal or state income taxes in these years. Inforte continued to be subject to state income taxes either by statute or election in certain states. There were no federal taxes paid in 1997 and 1998, and $1,306,000 was paid in 1999. State income taxes paid were $11,662 in 1997, $1,800 in 1998, and $258,923 in 1999. The stockholders of Inforte terminated their S corporation election as of January 1, 1999. During 1999 Inforte distributed $2,117,437 to former S-Corporation stockholders.

                                 INFORTE CORP.

    Income tax expense for the year ended December 31, 1999 consists of the following:

   Current:
     Federal........................................................ $1,578,053
     State..........................................................    380,667
                                                                     ----------
                                                                      1,958,720
   Deferred:
     Federal........................................................   (541,448)
     State..........................................................   (130,611)
                                                                     ----------
                                                                       (672,059)
                                                                     ----------
                                                                     $1,286,661
                                                                     ==========

    The reconciliation of income taxes computed using the federal statutory rate of 34% for the year ended December 31, 1999 is as follows:

   Federal income tax at the statutory rate............................. 34.0%
   State income tax, net of federal tax benefit.........................  4.6
   Nondeductible expenses...............................................  1.6
   Recording of net deferred tax asset due to termination of S
    Corporation status.................................................. (6.7)
                                                                         ----
                                                                         33.5%

    The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 1999 are as follows:

                                                                    December 31,
                                                                        1999
                                                                    ------------
   Deferred income tax assets:
     Allowance for doubtful accounts...............................   $234,000
     Accrued bonuses and vacation pay..............................    297,313
     Other.........................................................    145,862
     Deferred rent.................................................     83,407
                                                                      --------
   Gross deferred tax assets.......................................    760,582
   Deferred income tax liability:
     Use of cash basis for income tax purposes.....................    (88,523)
                                                                      --------
     Deferred income tax liability.................................    (88,523)
                                                                      --------
   Net deferred income tax asset...................................   $672,059
                                                                      ========

                                 INFORTE CORP.

6. Earnings per Share

    The following table sets forth the computation of basic and diluted earnings per share. There were 5,000,975 stock options outstanding at December 31, 1997, that could have potentially diluted basic earnings per share and were not included in the fully diluted computation at December 31, 1997, because their effects would have been antidilutive.

                                                      December 31,
                                           -----------------------------------
                                              1997        1998        1999
                                           ----------  ----------- -----------
Numerator
Numerator for basic and diluted earnings
 (loss) per common share:
  Net income (loss)....................... $ (161,942) $ 1,315,801 $ 2,549,330
                                           ==========  =========== ===========
  Pro forma net income (loss)--unaudited
   ....................................... $ (110,669) $   777,071 $ 2,293,512
                                           ==========  =========== ===========
Denominator
Denominator for basic earnings (loss) per
 common share:
 Weighted-average shares..................  5,263,562    5,517,329   8,635,537
                                           ----------  ----------- -----------
Effect of dilutive securities:
Employee stock options....................        --     4,625,439   2,151,441
                                           ----------  ----------- -----------
Denominator for diluted earnings (loss)
 per common share:
  Adjusted weighted-average shares........  5,263,562   10,142,768  10,786,978
                                           ==========  =========== ===========

7. Related Party Transactions

    A note receivable with recourse was executed between Inforte and one of its stockholders in December 1998 related to the exercise of stock options. There were no interest payments required while the note was outstanding, and the term was indefinite as it could be repaid at any time. The note bore interest at 7.75% which was accrued annually. This note and accrued interest were repaid in full on September 30, 1999.

    At December 31, 1998, Inforte had a note receivable from a stockholder for $33,306 classified as a reduction of stockholders' equity, which was subsequently repaid through a distribution to the stockholder in April 1999.

8. Stockholders' Equity

Stock Option and Incentive Plans

    The 1995 Incentive Stock Option Plan (1995 Plan) provides for the issuance of incentive stock options and nonqualified stock options to officers and other key employees of Inforte. Inforte has reserved an aggregate of 4,900,000 shares for issuance under the 1995 Plan, of which 365,000 were available for grant as of December 31, 1999. As of December 31, 1999, Inforte does not intend to issue any additional options under the 1995 Plan.

    The stock options may be exercised only to the extent that they have vested in accordance with provisions determined by the Board of Directors with terms not to exceed 10 years.

    On December 31, 1997, the stockholders approved the 1997 Incentive Compensation Plan (1997 Plan), which permits the grant of stock options and other stock awards to employees and directors of Inforte. On December 1, 1999, the stockholders approved the Amended and Restated

                                 INFORTE CORP.

1997 Incentive Compensation Plan. Inforte has reserved an aggregate of 4,000,000 shares of common stock for issuance through this 1997 Plan, plus annual increases beginning in 2001 equal to the lessor of: (1) 1,000,000 shares, (2) 5% of the outstanding shares, or (3) a number determined by the Board of Directors. Of the shares of common stock available under this 1997 Plan, 2,399,800 were available for grant as of December 31, 1999. The 1997 Plan authorizes the grant of both incentive and nonqualified stock options, and further authorizes the grant of stock appreciation rights independently of or with respect to options granted or outstanding. Stock options generally have 10-year terms and vest in accordance with provisions determined by the Board of Directors. A restricted stock program, performance program, and bonus shares program have also been established under the 1997 Plan. Awards under the restricted stock program and performance program are earned over a period of time upon the achievement of certain performance objectives. Restricted share grants may not be sold or otherwise disposed of until the restrictions lapse. Performance shares are payable in cash, common stock, or a combination thereof when earned. Bonus shares allow participants to elect to receive shares of common stock in lieu of a portion or all of cash bonuses paid by Inforte. Stock appreciation rights and restricted stock have not been granted to date.

    A summary of stock option information follows:

                                          1995 Plan             1997 Plan
                                     --------------------- --------------------
                                                 Weighted-            Weighted-
                                                  Average              Average
                                       Number    Exercise   Number    Exercise
                                     of Shares     Price   of Shares    Price
                                     ----------  --------- ---------  ---------
   Outstanding on January 1, 1997..   4,150,000    $0.03         --     $ --
   Granted.........................     725,000     0.13     125,975     0.24
                                     ----------    -----   ---------    -----
   Outstanding on December 31,
    1997...........................   4,875,000     0.05     125,975     0.24
   Granted.........................         --       --      573,875     0.47
   Exercised.......................  (2,860,000)    0.04         --       --
   Canceled........................    (215,000)    0.03     (25,950)    0.37
                                     ----------    -----   ---------    -----
   Outstanding on December 31,
    1998...........................   1,800,000     0.06     673,900     0.43
   Granted.........................         --       --      960,375     5.35
   Exercised.......................  (1,237,500)    0.03    (108,654)    1.21
   Canceled........................    (125,000)    0.02     (34,075)    1.53
                                     ----------    -----   ---------    -----
   Outstanding on December 31,
    1999...........................     437,500     0.16   1,491,546     3.52
                                     ==========    =====   =========    =====
   Exercisable at December 31,
    1999...........................         --       --       84,490     1.59
   Available for grant at December
    31, 1999.......................     365,000            2,399,800
   Fair value of options granted
    during twelve months ended
    December 31, 1999..............                                     $1.55

                              1995 Plan
                              ---------
                                  Options Outstanding      Options Exercisable
                              ---------------------------- --------------------
                                        Weighted
                                         Average
                                        Remaining Weighted             Weighted
                                          Life    Average  Exercisable Average
                              Number of    (in    Exercise Options at  Exercise
   Range of Exercise Prices    Options   years)    Price    12/31/99    Price
   ------------------------   --------- --------- -------- ----------- --------
   $0.05.....................  187,500    7.21     $0.05       --        --
   $0.24.....................  250,000    8.00      0.24       --        --
                               -------    ----     -----       ---       ---
   Total.....................  437,500    7.66      0.16       --        --
                               =======    ====     =====       ===       ===

                                 INFORTE CORP.

                                   1997 Plan

                                  Options Outstanding      Options Exercisable
                              ---------------------------- --------------------
                                        Weighted
                                         Average
                                        Remaining Weighted             Weighted
                                          Life    Average  Exercisable Average
                              Number of    (in    Exercise Options at  Exercise
   Range of Exercise Prices    Options   years)    Price    12/31/99    Price
   ------------------------   --------- --------- -------- ----------- --------
   $0.24-$0.33...............   407,960   8.26     $0.28     42,791     $0.27
   $0.87-$1.43...............   321,561   9.18     $1.14     27,586     $0.87
   $3.50.....................   161,500   9.70     $3.50        --        --
   $7.00.....................   600,525   9.80     $7.00     14,113     $7.00
                              ---------   ----     -----     ------     -----
   Total..................... 1,491,546   9.24     $3.52     84,490     $1.59
                              =========   ====     =====     ======     =====

    As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," stock option and incentive plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Generally, no compensation expense is recognized for stock options if exercise prices equal the market value of the underlying shares of stock at the measurement date. To date, Inforte has granted options with exercise prices equal to market value on the measurement date (generally, the date of grant).

    Had stock options and incentive plans been accounted for at fair value in accordance with SFAS No. 123, Inforte's net income (loss) on a pro forma basis would have been:

                                                   Year ended December 31,
                                               --------------------------------
                                                 1997        1998       1999
                                               ---------  ---------- ----------
Net income (loss)
  As reported................................. $(161,942) $1,315,801 $2,549,330
  Pro forma...................................  (162,910)  1,303,951  2,446,269
Pro forma earnings (loss) per share........... $   (0.03) $     0.13 $     0.23

    The fair value of stock options used to compute pro forma net income (loss) and pro forma net income (loss) per share is the estimated present value at grant date using the minimum value option-pricing model with the following assumptions: dividend yield of 0%, risk-free interest rates ranging from 6.0% to 4.62%, and a weighted-average expected option life of four years.

9. Lease Commitments

    At December 31, 1999, Inforte was obligated for future minimum lease payments under operating leases that have initial or remaining noncancelable terms in excess of one year, as follows:

   2000............................................................. $  850,688
   2001.............................................................    960,828
   2002.............................................................    995,077
   2003.............................................................  1,029,946
   2004 and thereafter..............................................  2,167,089
                                                                     ----------
   Total minimum lease payments..................................... $6,003,628
                                                                     ==========

    Rent expense for operating leases was $164,243, $284,017, and $631,265 for the years ended December 31, 1997, 1998, and 1999, respectively.

                                 INFORTE CORP.

10. Benefit Plan

    Inforte sponsors a 401(k) savings plan covering all employees. Inforte has not made any discretionary contributions to the plan. Administrative costs during 1997, 1998, and 1999 related to this plan are not considered material.

11. Pro Forma Income Taxes (Unaudited)

    The pro forma provision (benefit) for income taxes reflects the income tax expense that would have been reported if Inforte had been a C corporation. The components of pro forma income taxes are as follows:

                                                                Year ended
                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
Pro forma income taxes:
Current:
  Federal................................................... $    --   $438,766
  State.....................................................      --    105,842
                                                             --------  --------
    Total current...........................................      --    544,608
Deferred:
  Federal...................................................  (41,308)   (4,736)
  State.....................................................   (9,965)   (1,142)
                                                             --------  --------
    Total deferred..........................................  (51,273)   (5,878)
                                                             --------  --------
    Total pro forma income taxes (benefit).................. $(51,273) $538,730
                                                             ========  ========

    The following table reconciles the expected corporate federal income tax expense (computed by multiplying Inforte's income before income taxes by 34%) to Inforte's pro forma income tax expense:

                                                                Year ended
                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
Expected pro forma income tax expense (benefit)............. $(54,966) $447,372
State income taxes, net of federal tax effect...............   (6,577)   69,103
Other permanent items.......................................   10,270    22,255
                                                             --------  --------
                                                             $(51,273) $538,730
                                                             ========  ========

    Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

                                 INFORTE CORP.

    The tax effects of temporary differences that give rise to significant portions of the unaudited pro forma deferred income tax assets and liability as of December 31, 1998, are presented below:

                                                                     As of
                                                               December 31, 1998
                                                               -----------------
   Pro forma deferred income tax assets:
     Allowance and deferrals..................................     $ 115,058
     Accrued bonuses and vacation pay.........................       140,739
     Other....................................................       133,239
     Depreciation.............................................            11
                                                                   ---------
   Gross deferred income tax assets...........................       389,047
   Pro forma deferred income tax liability:
     Use of cash basis for income tax purposes................      (133,229)
                                                                   ---------
     Deferred income tax liability............................      (133,229)
                                                                   ---------
   Net deferred income tax asset..............................     $ 255,818
                                                                   =========

                                    INFORTE
                             E BUSINESS INTEGRATION



                                                              Inforte Builds
                                                              eBusiness
                                                              Solutions

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Cautionary Note Regarding Forward-Looking Statements.....................  11
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Financial Data..................................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  36
Related Party Transactions...............................................  41
Principal Stockholders...................................................  42
Description of Capital Stock.............................................  43
Shares Eligible for Future Sale..........................................  46
Underwriting.............................................................  48
Legal Matters............................................................  49
Experts..................................................................  49
Additional Information...................................................  50
Index to Financial Statements............................................ F-1

                                 ------------

Through and including March 13, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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                               2,000,000 Shares

                                 Inforte Corp.

                                 Common Stock

                                 ------------

                               [LOGO OF INFORTE]

                                 ------------

                             Goldman, Sachs & Co.

                             Salomon Smith Barney

                            William Blair & Company


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